AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2003
                                                     REGISTRATION NO. 333-102893

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                               AMENDMENT NO. 2 TO

                                    FORM F-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              --------------------

                           ICON PUBLIC LIMITED COMPANY
             (Exact name of Registrant as specified in its charter)


                   IRELAND                                NOT APPLICABLE
(State or other jurisdiction of incorporation    (I.R.S. Employer Identification
               or organization)                               Number)


                 ICON PLC
        SOUTH COUNTY BUSINESS PARK,                  CT CORPORATION SYSTEM
         LEOPARDSTOWN, DUBLIN 18,                      111 EIGHTH AVENUE
                  IRELAND                          NEW YORK, NEW YORK 10011
             (353) 1-216-1100                           (212) 894-8581
    (Address and telephone number of         (Name, address and telephone number
 Registrant's principal executive offices)            of agent for service)

                              --------------------

                                   COPIES TO:

           SEAN LEECH               WILLIAM M. HARTNETT, ESQ.      KATHRYN A. CAMPBELL, ESQ.
CHIEF FINANCIAL OFFICER ICON PLC   CAHILL GORDON & REINDEL LLP     SULLIVAN & CROMWELL LLP
   SOUTH COUNTY BUSINESS PARK             80 PINE STREET              1 NEW FETTER LANE
LEOPARDSTOWN, DUBLIN 18, IRELAND     NEW YORK, NEW YORK 10005     LONDON EC4A 1AN, ENGLAND
        (353) 1-216-1100                  (212) 701-3000              (44 20) 7959 8900

                              --------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                              --------------------

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
   AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
          FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
      SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION,
                 ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE

================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                  Subject to Completion. Dated            , 2003.

                                 [LOGO OMITTED]

                                    ICON PLC
                                    3,000,000
                           American Depositary Shares
                                  Representing
                            3,000,000 Ordinary Shares

                                ----------------

      This is an offering of American Depositary Shares, or ADSs, of ICON plc. We are offering 1,500,000 ADSs. The selling shareholders identified in this prospectus are offering an additional 1,500,000 ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders. Each ADS represents one ordinary share. In addition to the offering in the United States, the offering includes an offering of ADSs to investors outside the United States.


      Our ADSs are quoted on The Nasdaq National Market under the symbol "ICLR." On May 7, 2003, the last reported sale price of our ADSs on The Nasdaq National Market was $26.29 per ADS. Our ordinary shares are listed on the Official List of the Irish Stock Exchange.

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE ADSS.

                                ----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

      A copy of this document, together with the consents referred to on page 51, has been delivered to the Registrar of Companies in Ireland in accordance with Section 47 of the Companies Act, 1963.

                                ----------------

                                                                     Per ADS           Total
                                                                    ---------          -----
Initial price to public ......................................    $                 $
Underwriting discount ........................................    $                 $
Proceeds, before expenses, to ICON ...........................    $                 $
Proceeds, before expenses, to the selling shareholders .......    $                 $

      To the extent that the underwriters sell more than 3,000,000 ADSs, the underwriters have the option to purchase up to an additional 450,000 ADSs from the selling shareholders at the initial price to public less the underwriting discount.

                                ----------------

      The underwriters expect to deliver the ADSs against payment in New York, New York on , 2003.

GOLDMAN, SACHS & CO.
                  WILLIAM BLAIR & COMPANY
                                     BEAR, STEARNS & CO. INC.
                                                               DAVY STOCKBROKERS
                                ----------------

                         Prospectus dated       , 2003.

                                     SUMMARY

      This summary highlights information about us and the terms of this offering. Because it is a summary, it does not contain all of the information that may be important to you in deciding whether to purchase ADSs. You should read carefully the entire prospectus and the documents that we have filed with the Securities and Exchange Commission, or SEC or Commission, that are incorporated or deemed to be incorporated by reference prior to deciding whether to purchase ADSs. In particular, you should read carefully the section titled "Risk Factors" and the financial statements and the notes relating to those statements included elsewhere in this prospectus and the documents incorporated or deemed incorporated by reference. Unless we tell you otherwise, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs. In this prospectus, "ICON", the "Company", "we", "us" and "our" refer to ICON plc, a public limited company organized under the laws of the Republic of Ireland, and its consolidated subsidiaries.


                                      ICON

      We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase II-IV clinical trials management, clinical data management, study design, laboratory services and drug development support. Through our recent acquisition of Medeval Group Limited, we have continued to expand our service offerings to include Phase I clinical trials. We have approximately 2,300 employees and operations in 28 locations in 16 countries. Our main regions of operations are the United States, Europe and the Rest of the World. For the nine months ended February 28, 2003, we derived approximately 71.0%, 26.4% and 2.6% of our net revenue in the United States, Europe and the Rest of the World, respectively.

      Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. Since our initial public offering, our net revenue, comprised of gross revenue less payments to subcontractors, grew from $45.2 million in fiscal 1998 to $156.6 million in fiscal 2002, while our operating income and net income grew from $6.3 million and $4.3 million respectively, to $18.2 million and $14.2 million, respectively over the same period. In 2002 revenue was earned from over 270 clients, including 19 of the top 20 pharmaceutical companies, as ranked by 2001 revenues.


      In executing clinical trials, we utilize an operating model based on a "dedicated team approach" in which a team of full-time clinical professionals, operating out of centralized offices, is assigned exclusively to each project. This contrasts with the approach of many competitors whose clinical staff typically work on multiple projects at once, sometimes operating from non-office bases in remote locations and some of whom may be part-time. We believe our operating model has a number of advantages, and in particular it ensures that each clinical project receives undivided attention and is executed efficiently and to high quality standards, as team members do not have conflicting demands. In addition strong relationships with our clients are developed by the team which generally facilitates high levels of repeat business.

      Since inception, we have invested significantly in developing and maintaining a quality system that supports and reinforces our culture of customer focus, client service and high quality output. We became ISO 9002 accredited in 1994, and we recently transitioned to the new ISO 9001:2000 standard. This quality system combined with our independent quality assurance division provides a globally consistent approach to all projects that we undertake and also promotes the delivery of a high quality service to all of our clients.

RISKS RELATED TO OUR BUSINESS AND THIS OFFERING

      Before you purchase our ADSs, you should be aware that there are various risks related to, among other things: our dependence on the continued outsourcing of research and development by the pharmaceutical and biotechnology industries; our limited number of clients; clients discontinuing use of services or cancellations or discontinuance of projects; competition with larger companies and research institutions; quarterly results fluctuations; our dependence on long-term fixed-fee contracts; our ability to attract or retain qualified staff; failure to comply with regulatory authorities; exchange rate fluctuations; potential liability claims; dilution of your investment; substantial discretion for use of proceeds; fluctuations in the stock market or general economic conditions; and difficulty enforcing U.S. judgments against us.

      Our principal executive offices are located in South County Business Park, Leopardstown, Dublin 18, Ireland and our telephone number is (353) 1-216-1100. Our principal offices in the United States are located at 212 Church Road, North Wales, PA 19454.

                                  THE OFFERING


Offering price ..................   U.S.$       per ADS


ADSs offered by us ..............   1,500,000 ADSs

ADSs offered by the
   selling shareholders .........   1,500,000 ADSs

Selling shareholders ............   Dr. Ronan Lambe and Dr. John Climax through
                                    Wineberry Limited, a company controlled by him.


Ordinary shares outstanding
   after this offering (1) ......   13,328,217


Ordinary shares per ADS .........   One. The ADSs are issued pursuant to the
                                    Deposit Agreement with The Bank of New York dated as of May 20, 1998.

Option to purchase ..............   additional ADSs If the underwriters exercise
                                    the option to purchase additional ADSs
                                    described under the heading "Underwriting", the selling shareholders may sell up to an additional 450,000 ADSs.

Lock-up arrangements ............   We have agreed with the underwriters,
                                    subject to certain exceptions, not to
                                    dispose of or hedge any of our ordinary
                                    shares, ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The selling shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

Use of proceeds .................   We estimate that the net proceeds to us from
                                    this offering, after deducting underwriting discounts and the estimated offering expenses payable by us, will be approximately $ million. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, short-term investments and cash generated from operations, for general corporate purposes, including, but not limited to funding the continued growth and development of the business, opportunistic acquisitions, and working capital requirements.

                                    Please refer to "Use of Proceeds" for
                                    further discussion of how we intend to use the net proceeds from this offering.

Nasdaq symbol ...................   ICLR


--------------

(1) The calculation of the number of ordinary shares to be outstanding after this offering is based upon the number of ordinary shares outstanding on February 28, 2003. The number of ordinary shares to be outstanding after this offering does not include 1,215,065 ordinary shares reserved for issuance upon the exercise of stock options outstanding on February 28, 2003.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA


      The consolidated financial data set forth below for the years ended May 31, 2000, 2001 and 2002 have been extracted from our audited consolidated financial statements, which have been audited by KPMG, independent chartered accountants, and which are incorporated herein by reference. The consolidated financial data for the years ended May 31, 1998 and 1999 have been extracted from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The consolidated financial data for the nine-month periods ended February 28, 2002 and 2003 have been extracted from our unaudited interim condensed consolidated financial statements, which are incorporated herein by reference. The interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for the unaudited nine-month periods ended February 28, 2002 and 2003. We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere and our audited and unaudited financial statements incorporated by reference in this prospectus.

      In this prospectus, references to "U.S. dollars," "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling," "sterling," "(pound)," "pence" or "p" are to the lawful currency of the United Kingdom, references to "Israeli Shekels" or "ILS" are to the lawful currency of Israel, and references to "euro", "(euro)" or "cent" are to the European single currency adopted by twelve members of the European Union (including the Republic of Ireland, France and Germany). ICON publishes its consolidated financial statements in U.S. dollars.

      ICON prepares its consolidated financial statements on the basis of a fiscal year beginning on June 1 and ending on May 31. References to a fiscal year in this prospectus are references to the fiscal year ending on May 31 of that year. In this prospectus, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.


                                                                                                    NINE MONTHS
                                                        YEAR ENDED MAY 31,                       ENDED FEBRUARY 28,
                                    ---------------------------------------------------------  ----------------------
                                      1998        1999        2000        2001        2002       2002        2003
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Gross revenue ....................  $  67,743  $   98,910  $  115,087  $  151,832  $  218,842  $  153,356  $  236,270
Subcontractor costs (1) ..........    (22,549)    (39,003)    (34,320)    (35,669)    (62,287)    (39,798)    (76,565)
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
Net revenue ......................     45,194      59,907      80,767     116,163     156,555     113,558     159,705
Costs and expenses:
Direct costs .....................     23,697      31,662      42,007      63,800      83,371      60,446      87,507
Selling, general and
administrative ...................     14,037      19,200      27,348      36,312      48,951      35,550      49,481
Merger costs (2) .................         --          --       1,617          --          --          --          --
Depreciation and amortization ....      1,196       2,066       3,264       4,975       6,020       4,416       5,017
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
Total costs and expenses .........     38,930      52,928      74,236     105,087     138,342     100,412     142,005
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
Income from operations ...........      6,264       6,979       6,531      11,076      18,213      13,146      17,700
Net interest income ..............        189       2,631       2,659       2,519       1,116         864         379
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
Income before provision for
income taxes .....................      6,453       9,610       9,190      13,595      19,329      14,010      18,079
Provision for income taxes .......     (2,110)     (1,557)     (3,122)     (2,617)     (5,129)     (3,625)     (5,090)
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (3) ...................  $   4,343  $    8,053  $    6,068  $   10,978   $  14,200  $   10,385  $   12,989
                                    =========  ==========  ==========  ==========  ==========  ==========  ==========
NET INCOME PER ORDINARY
SHARE (4):
Basic ............................  $    0.56  $     0.74  $     0.55  $     0.97  $     1.22  $     0.90  $     1.10
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
Diluted ..........................  $    0.49  $     0.68  $     0.51  $     0.92  $     1.16  $     0.85  $     1.07
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES OUTSTANDING (4):
Basic ............................  7,788,349  10,908,409  11,050,556  11,292,610  11,656,153  11,576,692  11,804,576
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------
Diluted ..........................  8,805,567  11,917,605  11,824,359  11,943,849  12,241,820  12,224,383  12,169,875
                                    ---------  ----------  ----------  ----------  ----------  ----------  ----------

                                                                                       AS OF
                                                 AS OF MAY 31,                      FEBRUARY 28,
                                --------------------------------------------    ---------------------
                                  1998        1999        2000        2001        2002       2003
                                --------    --------    --------    --------    --------   --------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ....    $54,384     $12,353     $26,552    $11,179    $ 36,291    $ 21,862
Short-term investments
(available for sale) .........         --      35,936      21,405     35,941      18,551          --
Working capital ..............     57,886      56,944      57,962     61,147      72,923      50,451
Total assets .................     89,981      95,758     100,118    128,967     165,794     215,044
Total debt ...................      1,312       3,514       2,251     11,518      11,745      10,503
Government grants ............        705         624         533        476         962       1,079
Shareholders' equity .........    $64,074     $71,633     $77,053    $86,580    $107,561    $126,350


-----------------
 (1) Subcontractor costs comprise investigator payments and certain other costs reimbursed by clients under terms specific to each of our contracts.

 (2) On January 28, 2000, one of our wholly-owned subsidiaries completed a merger with Pacific Research Associates Inc., or PRAI, a company specializing in data management, statistical analysis and medical and regulatory consulting based in Mountain View, California. The merger with PRAI was accounted for as a pooling-of-interests transaction and requires us to combine the historical results of PRAI with our historical results.

 (3) On June 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. The following table provides a reconciliation of reported net income to adjusted net income and earnings per ordinary share excluding amortization expense for all periods presented:


                                                                                                    NINE MONTHS
                                                       YEAR ENDED MAY 31,                       ENDED FEBRUARY 28,
                                    -------------------------------------------------------   --------------------
                                      1998        1999        2000        2001       2002       2002        2003
                                    --------    --------    --------    --------    -------   --------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
            Reported net
            income ................   $4,343      $8,053      $6,068    $10,978     $14,200     $10,385    $12,989
            Add back goodwill
            amortization ..........       --          --          38        210          --          --         --
                                      ------      ------      ------    -------     -------     -------    -------
            Adjusted net
            income ................   $4,343      $8,053      $6,106    $11,188     $14,200     $10,385    $12,989
                                      ------      ------      ------    -------     -------     -------    -------


            Basic net income
            per ordinary
            share reported ........   $ 0.56      $ 0.74      $ 0.55     $ 0.97      $ 1.22      $ 0.90     $ 1.10
            Add back goodwill
            amortization ..........       --          --          --        $ 0.02       --          --         --
                                      ------      ------      ------    -------     -------     -------    -------
            Adjusted basic net
            income per
            ordinary share ........   $ 0.56      $ 0.74      $ 0.55     $ 0.99      $ 1.22      $ 0.90     $ 1.10
                                      ------      ------      ------    -------     -------     -------    -------
            Diluted net income
            per ordinary
            share reported ........   $ 0.49      $ 0.68      $ 0.51     $ 0.92      $ 1.16      $ 0.85     $ 1.07
            Add back goodwill
            amortization ..........       --          --          --        $ 0.02       --          --         --
                                      ------      ------      ------    -------     -------     -------    -------
            Adjusted diluted
            net income per
            ordinary share ........   $ 0.49      $ 0.68      $ 0.51     $ 0.94      $ 1.16      $ 0.85     $ 1.07
                                      ------      ------      ------    -------     -------     -------    -------


 (4) Net income per ordinary share is based on the weighted average number of outstanding ordinary shares while diluted net income per share is adjusted to include potential ordinary shares from the exercise of options

                                  RISK FACTORS

      IF YOU PURCHASE OUR ADSs, YOU WILL TAKE ON A FINANCIAL RISK. IN DECIDING WHETHER TO INVEST, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND THE ADDITIONAL INFORMATION IN OUR REPORTS AND OTHER DOCUMENTS ON FILE WITH THE SEC THAT ARE INCORPORATED HEREIN BY REFERENCE.

                          RISKS RELATED TO OUR BUSINESS

WE ARE DEPENDENT ON THE CONTINUED OUTSOURCING OF RESEARCH AND DEVELOPMENT BY THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

      We are dependent upon the ability and willingness of the pharmaceutical and biotechnology companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical and biotechnology companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services. In addition, if governmental regulations were changed, they could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business.

WE DEPEND ON A LIMITED NUMBER OF CLIENTS AND A LOSS OF OR SIGNIFICANT DECREASE IN BUSINESS FROM THEM COULD AFFECT OUR BUSINESS.

      We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. During the fiscal year ended May 31, 2002, 60% of our net revenue was derived from our top five clients. In fiscal 2002, 16% of our net revenue was from Astra Zeneca, 14% from Pfizer and 12% from Bristol Myers Squibb. During the fiscal year ended May 31, 2001, we derived 58% of our net revenue from our top five clients. In fiscal 2001, 19% of our net revenue was from Pfizer and 15% from GlaxoSmithKline. During the fiscal year ended May 31, 2000, we derived 68% of our net revenue from our top five clients. In fiscal 2000, 24% of our net revenue came from Pfizer, 18% from GlaxoSmithKline and 16% from Novartis. The loss of, or a significant decrease in business from, one or more of these clients could have a material adverse effect on our business.

IF OUR CLIENTS DISCONTINUE USING OUR SERVICES, OR CANCEL OR DISCONTINUE PROJECTS, OUR REVENUE WILL BE ADVERSELY AFFECTED AND WE MAY NOT RECEIVE THEIR BUSINESS IN THE FUTURE OR MAY NOT BE ABLE TO ATTRACT NEW CLIENTS.

      Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have canceled or discontinued projects and may in the future cancel their contracts with us for reasons including:

      o the failure of products being tested to satisfy safety or efficacy requirements;

      o     unexpected or undesired clinical results of the product;

      o     a decision that a particular study is no longer necessary;

      o     insufficient patient enrollment or investigator recruitment; or

      o     production problems resulting in shortages of the drug.

      If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

WE COMPETE AGAINST MANY COMPANIES AND RESEARCH INSTITUTIONS THAT MAY BE LARGER OR MORE EFFICIENT THAN WE ARE. THIS MAY PRECLUDE US FROM BEING GIVEN THE OPPORTUNITY TO BID, OR MAY PREVENT US FROM BEING ABLE TO COMPETITIVELY BID ON AND WIN NEW CONTRACTS.

      The market for CROs is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Quintiles Transnational Corporation, Covance, Inc., PAREXEL International Corp., Kendle International Inc., Ingenix Inc. (United Health), Omnicare, Inc., PRA Inc., MDS Inc., Inveresk Research Group, Inc. and Pharmaceutical Product Development, Inc. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us.

      Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.

OUR QUARTERLY RESULTS ARE DEPENDENT UPON A NUMBER OF FACTORS AND CAN FLUCTUATE FROM QUARTER TO QUARTER.

      Our results of operations in any quarter can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation and termination of projects in the quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number of employees and the percentage of these employees who were working on projects and billed to the client during that period. We may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

APPROXIMATELY 80% OF OUR NET REVENUE IS EARNED FROM LONG-TERM FIXED-FEE CONTRACTS. WE WOULD LOSE MONEY IN PERFORMING THESE CONTRACTS IF THE COSTS OF PERFORMANCE EXCEED THE FIXED FEES FOR THESE PROJECTS.

      Approximately 80% of our net revenue is earned from long-term fixed-fee contracts. We have in the past and therefore will continue to bear the risk of cost overruns under these contracts. If the costs of performing these projects exceed the fixed fees for these projects, for example if we underprice these contracts, if there are significant cost overruns or if there are unanticipated delays under these contracts, our business, financial condition and operating results could be adversely affected.

IF WE FAIL TO ATTRACT OR RETAIN QUALIFIED STAFF, OUR PERFORMANCE MAY SUFFER.

      Our business, future success and ability to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other CROs, temporary staffing agencies and the in-house departments of pharmaceutical and biotechnology companies. Although we have not had any difficulty attracting or retaining qualified staff in the past, there is no guarantee that we will be able to continue to attract a sufficient number of clinical research professionals at an acceptable cost.

FAILURE TO COMPLY WITH THE REGULATIONS OF THE U.S. FOOD AND DRUG ADMINISTRATION AND OTHER REGULATORY AUTHORITIES COULD RESULT IN SUBSTANTIAL PENALTIES AND/OR LOSS OF BUSINESS.

      The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer:

      o     the termination of any research;

      o     the disqualification of data;

      o     the denial of the right to conduct business;

      o     criminal penalties; and

      o     other enforcement actions.

OUR EXPOSURE TO EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      We derived approximately 31.3% of our consolidated net revenue in 2002 from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results.

      In addition, our contracts with our clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. We regularly review our currency exchange exposure and hedge a portion of this exposure using forward exchange contracts. In fiscal 2002, we purchased $21.5 million of foreign exchange contracts to hedge against U.S. dollar net revenue arising in non-U.S. operations.

LIABILITY CLAIMS BROUGHT AGAINST US COULD RESULT IN PAYMENT OF SUBSTANTIAL DAMAGES TO PLAINTIFFS AND DECREASE OUR PROFITABILITY.

      We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice actions against the investigators with whom we contract. To date, we have not been subject to any liability claims that are expected to have a material effect on us.

      Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the providers may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence.

      In addition, we maintain approximately $10-15 million of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award.

                         RISKS RELATED TO THIS OFFERING

IF YOU PURCHASE ADSS IN THIS OFFERING, YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR INVESTMENT.


      After giving effect to the sale of ADSs in this offering, the number of our ordinary shares outstanding will be 13,328,217 and purchasers of ADSs in this offering will experience an immediate and substantial dilution in the net tangible book value per ordinary share of $ (based on the sale of the ADSs at the public offering price set forth on the cover page of this prospectus).


WE HAVE SUBSTANTIAL DISCRETION AS TO HOW TO USE THE PROCEEDS FROM THIS OFFERING.

      Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our shareholders may not agree. Investment of the proceeds may not yield a favorable or any return. See "Use of Proceeds".

FLUCTUATIONS IN THE STOCK MARKET OR GENERAL ECONOMIC CONDITIONS COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR ADSS.

      The market price of our ADSs, which are quoted on the Nasdaq National Market, and our ordinary shares, which are listed on the Official List of the Irish Stock Exchange, may be subject to significant fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions of the industry, prospects of healthcare reform, changes in government regulation, general economic conditions and ongoing geopolitical tensions. Furthermore, the stock market has experienced, and may further experience in the future, significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our ADSs and ordinary shares.

IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE U.S. JUDGMENTS AGAINST US.

      We are incorporated in the Republic of Ireland and many of our subsidiaries are organized outside of the United States. As a result, the principles of law that govern our shareholder rights, the validity of corporate procedures and other matters may be different from those that would apply if we were a U.S. company. For example, it is not certain whether an Irish court (i) would enforce judgments of U.S. courts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and variations of these words and similar expressions including references to our budgeted capital expenditures, expected earn-out payments, and possible future acquisitions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus, as well as in our Annual Report on Form 20-F and other reports and documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS


      We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $ million. We intend to use the net proceeds from this offering received by us, together with our existing cash, cash equivalents, short-term investments and cash generated from operations, for general corporate purposes, which may include the funding of opportunistic acquisitions.

      Our management will have broad discretion to allocate the net proceeds from this offering. While we have, in the normal course of business, several potential acquisition candidates that we are considering, none have developed beyond preliminary discussions. Pending application of the net proceeds, as described above, we intend to invest the proceeds in investment-grade, short-term, interest-bearing investments with the objective of preserving capital pending its use in the manner described above.


      We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

                     PRICE RANGE OF ADSS AND DIVIDEND POLICY


Our ADSs are traded on The Nasdaq National Market under the symbol "ICLR." A total of 11,828,217 ordinary shares were issued and outstanding as of February 28, 2003, of which no ordinary shares were held by individual holders of record in the United States, excluding ordinary shares held in the form of ADRs, approximately 99% of which are held by holders of record in the United States. Because some of these ordinary shares were held by brokers or nominees, the number of holders of record or registered holders of ordinary shares in the United States is not representative of the number or residence of beneficial holders. The following table sets forth the high and low per share sale prices for our ADSs on The Nasdaq National Market for the periods indicated, as reported in published financial sources.

                                                            ADSS
                                                ---------------------------
                                                           NASDAQ
                                                ---------------------------
                                                 HIGH                 LOW
                                                -------            --------
LAST SIX MONTHS:
  April 2003 ...............................     $25.90              $21.36
  March, 2003 ..............................     $26.50              $23.50
  February, 2003 ...........................     $27.82              $22.86
  January, 2003 ............................     $32.87              $26.78
  December, 2002 ...........................     $27.41              $22.35
  November, 2002 ...........................     $26.00              $22.00

LAST ELEVEN QUARTERS:
FISCAL 2003
  Third Quarter ............................     $32.87              $22.35
  Second Quarter ...........................     $26.00              $18.99
  First Quarter ............................     $30.50              $14.88

FISCAL 2002
  Fourth Quarter ...........................     $34.49              $23.87
  Third Quarter ............................     $32.79              $25.13
  Second Quarter ...........................     $35.69              $22.93
  First Quarter ............................     $39.58              $26.74

FISCAL 2001
  Fourth Quarter ...........................     $27.55              $18.38
  Third Quarter ............................     $29.75              $15.38
  Second Quarter ...........................     $20.13              $15.00
  First Quarter ............................     $18.75              $15.38

LAST FIVE FISCAL YEARS:
  2002 .....................................     $39.58              $22.93
  2001 .....................................     $29.75              $15.00
  2000 .....................................     $29.00              $11.87
  1999 .....................................     $36.75              $10.00
  1998 .....................................     $25.68              $23.56


      Our ordinary shares are also traded on the Official List of the Irish Stock Exchange; however, to date there has been limited trading activity on this exchange.

      We currently anticipate that after this offering all of our earnings will be retained for the development of our business and do not anticipate paying any cash dividends in the foreseeable future. Under Irish law, we may only pay dividends out of profits legally available for that purpose. In addition, we are restricted from distributing by way of dividend any sum we receive as grants in connection with agreements we have with the Irish government agency, Enterprise Ireland. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We paid no dividends in fiscal year 1996 through the present.

                                 CAPITALIZATION


      The following table sets forth, as of February 28, 2003, our cash and cash equivalents, short-term investments, short-term debt and capitalization:


      o     on an actual basis; and


      o as adjusted to give effect to the issuance and sale of 1,500,000 ADSs by us in this offering at an assumed offering price of $26.29 (based on the last reported sale price of our ADSs on May 7, 2003 on the Nasdaq National Market):


                                                                                      AS OF
                                                                                FEBRUARY 28, 2003
                                                                           -----------------------------
                                                                           ACTUAL            AS ADJUSTED
                                                                           ------            -----------
                                                                                 (IN THOUSANDS)
Cash and cash equivalents ..............................................  $  21,862           $  21,862
                                                                          ---------           ---------
Short-term investments (available for sale) ............................  $      --           $  36,056
                                                                          =========           =========
Total short-term debt (1) ..............................................  $  10,503           $  10,503
                                                                          ---------           ---------
Shareholders' equity:
Ordinary shares, par value (euro)0.06 per share: 20,000,000
  shares authorized; 11,828,217 fully-paid shares issued
  and outstanding (actual); 13,328,217 fully-paid shares
  issued and outstanding (as adjusted) .................................        840                 937
Additional paid-in capital .............................................     60,865              96,824
Accumulated other comprehensive income .................................      2,821               2,821
Merger reserve .........................................................         47                  47
Retained earnings ......................................................     61,777              61,777
                                                                          ---------           ---------
Total shareholders' equity .............................................    126,350             162,406
                                                                          ---------           ---------
Total capitalization ...................................................  $ 136,853           $ 172,909
                                                                          =========           =========



------------------
 (1) For a discussion of our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                                    DILUTION


      As of February 28, 2003, our net tangible book value was $84.4 million, or $7.13 per ordinary share. Net tangible book value per ordinary share represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of ordinary shares outstanding. After giving effect to our sale of the ADSs in this offering, at an assumed public offering price of $26.29 per ADS, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of February 28, 2003, would have been approximately $120.4 million, or $9.04 per ordinary share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.91 per ordinary share and an immediate dilution to new investors of $17.25 per ordinary share.


      The following table illustrates this per ordinary share dilution:


    Public offering price per ADS                                                                              $  26.29
      Net tangible book value per ordinary share as of February 28, 2003 (1)                   $   7.13
    Increase in net tangible book value per ordinary share attributable
      to this offering                                                                         $   1.91
                                                                                               --------
    Pro forma net tangible book value per ordinary share after giving effect to this offering                  $   9.04
                                                                                                               --------
Dilution in net tangible book value per ordinary share to new investors (2)                                    $  17.25
                                                                                                               ========

      As of February 28, 2003, there were options outstanding to purchase a total of 1,215,065 ordinary shares. To the extent that any of these options are exercised or shares are issued, there will be further dilution to new public investors

-------------------
 (1) Intangible assets as of February 28, 2003 were $42.0 million, or $3.55 per ordinary share.


 (2) Dilution is determined by subtracting pro forma net tangible book value per ordinary share after giving effect to this offering from the public offering price per ADS paid by a new investor.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

      EXCEPT FOR HISTORICAL INFORMATION, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, AS DEFINED IN SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THAT INVOLVE RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THOSE STATEMENTS INCLUDING THE WORDS "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES" AND SIMILAR LANGUAGE. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" IN THIS PROSPECTUS.

OVERVIEW


      We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase II - IV clinical trials management, study design, laboratory services and drug development support. Through our recent acquisition, we have continued to expand our service offerings to include Phase I clinical trials. We have approximately 2,300 employees and operations in 28 locations in 16 countries. Our main regions of operations are the United States, Europe and the Rest of the World. For the nine months ended February 28, 2003, we derived approximately 71.0%, 26.4% and 2.6% of our net revenue in the United States, Europe and the Rest of the World, respectively.


      Since January 2000, we have also expanded our operations through the acquisition of:

      o PRAI, a San Francisco based company that specializes in data management, statistical analysis and medical and regulatory consulting, was acquired on January 28, 2000 for approximately $14.4 million;

      o YRCR Limited, or YRCR, a regulatory consulting company based in the United Kingdom, was acquired on January 27, 2000 for approximately sterling 2.1 million;

      o Protocole SAS, or Protocole, a clinical research organization specializing in the execution of veterinary trials based in Paris, France, was acquired on March 14, 2000 for approximately $586,000;

      o UCT (U.S.), Inc., or UCT, a central laboratory organization based in New York, New York, was acquired on June 8, 2000 for approximately $7.0 million;


      o Barton & Polansky Associates, Inc., or BPA, and Managed Clinical Solutions, Inc., or MCS, a clinical research organization and contract staffing business based in New York, New York, were acquired on October 9, 2002 for approximately $15.7 million of initial consideration (excluding costs of acquisition) and a further $3.7 million in an earn-out payment on December 20, 2002, as well as potential earn-out payments. See "--Contractual Obligations Table"; and

      o Medeval Group Limited, or Medeval, a clinical pharmacology group provider of Phase I clinical trials and bioanalytical services based in Manchester, United Kingdom, was acquired on January 24, 2003 for approximately sterling 9.5 million (U.S. $15.5 million) of initial consideration (excluding costs of acquisition), as well as potential earn-out payments. See "--Contractual Obligations Table".


      Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones." Revenue for contracts is recognized on a percentage of completion basis as work is performed. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

      Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

      As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

      Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.


      In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have eleven operations trading in U.S. dollars, four trading in euro, three in pounds sterling, and one each in Australian dollars, Singapore dollars, Japanese Yen, Israeli Shekels, Latvian Lats, Swedish Krona, South African Rands, Argentine Pesos, Indian Rupees and Canadian dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds sterling, U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them. The introduction of the euro on January 1, 1999 also reduced our exposures as four of our offices, and many of the countries where we are carrying out projects, are within the euro zone.

      We have received capital and revenue grants from Enterprise Ireland. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency, having assessed as remote the likelihood of these events arising. Up to February 28, 2003, we have received $1,244,195 and $1,551,433 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.


      As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

RESULTS OF OPERATIONS


THREE MONTHS ENDED FEBRUARY 28, 2003 COMPARED WITH THREE MONTHS ENDED FEBRUARY 28, 2002

      The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                                      THREE MONTHS ENDED
                                                  FEBRUARY 28,  FEBRUARY 28,          2003
                                                      2003          2002             TO 2002
                                                   ------------  -----------   -------------------
                                                   PERCENTAGE OF NET REVENUE   PERCENTAGE INCREASE
                                                   -------------------------   -------------------
Net revenue ....................................     100.0%         100.0%            49.9%
Costs and expenses:
  Direct costs .................................      56.3%          52.9%            59.4%
  Selling, general and administrative ..........      30.2%          31.5%            43.6%
  Depreciation and amortization ................       3.1%           3.9%            21.5%
Income from operations .........................      10.4%          11.7%            33.4%

      Net revenue increased by $19.7 million, or 49.9%, from $39.6 million to $59.3 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA, MCS and Medeval) amounted to $6.0 million for the three months ended February 28, 2003. Including the impact of acquisitions, revenues in the United States, Europe/Rest of World grew 54.4% and 39.3%, respectively. For the three months ended February 28, 2003, net revenue for our central laboratory business fell by 20.6% from $7.8 million to $6.2 million while our clinical research segment grew by 67.2% from $31.8 million to $53.1 million over the comparable period. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical and biotechnology industries, an underlying increase in research and development spending and consolidation in the CRO industry. The decrease in the central laboratory revenues was due principally to a higher than normal level of project cancellations in the first quarter of fiscal 2003.

      Direct costs increased by $12.5 million, or 59.4%, from $20.9 million to $33.4 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $4.3 million. Direct costs, as a percentage of net revenue increased from 52.9% in the three months to February 28, 2002 to 56.3% for the quarter ended February 28, 2003 or 54.6% when the effects of acquisitions have been excluded.

      Selling, general and administrative expenses increased by $5.4 million, or 43.6%, from $12.5 million to $17.9 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $1.6 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.5% in the three months to February 28, 2002 to 30.2% for the quarter ended February 28, 2003, or 30.6% when the effects of acquisitions have been excluded.

      Depreciation and amortization expense increased by $0.3 million, or 21.5%, over the same quarter last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortisation decreased from 3.9% of net revenues in the three months to February 28, 2002 to 3.1% for the quarter ended February 28, 2003 or 3.4% when the effects of acquisitions have been excluded.

      Income from operations increased by $1.6 million, or 33.4%, from $4.6 million to $6.2 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of BPA, MCS and Medeval. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.7% for the three months ended February 28, 2002 to 10.4% of net revenues for the three months ended February 28, 2003. For the quarter, income from operations, as a percentage of net revenue for the central laboratory fell to (7.3%) from 22.5% in the same quarter in fiscal 2002, due principally to a higher than normal level of project cancellations in the first quarter of the current fiscal year. Operating margins for our clinical research segment increased from 9.1% in the three months ended February 28, 2002 to 12.5% for the three months ended February 28, 2003 due principally to improved staff utilization.

      Net interest income for the three months ended February 28, 2003 was $0.1 million compared to $0.3 million for the equivalent period last year. Net cash invested decreased from $43.1 million at May 31, 2002 to $11.4 million at February 28, 2003. Lower average interest rates for the third quarter of fiscal 2003, when compared to the same period last year, together with lower amounts of cash invested contributed to the lower returns on our investments.

      Our effective tax rate for the nine months ended February 28, 2003 was 27.1% compared to 26.9% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings and the impact of acquisitions.

NINE MONTHS ENDED FEBRUARY 28, 2003 COMPARED WITH NINE MONTHS ENDED FEBRUARY 28, 2002

      The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                                            NINE MONTHS ENDED
                                                        FEBRUARY 28,  FEBRUARY 28,         2003
                                                            2003          2002            TO 2002
                                                        ------------  -----------   -------------------
                                                        PERCENTAGE OF NET REVENUE   PERCENTAGE INCREASE
                                                        -------------------------   -------------------
Net revenue ........................................      100.0%         100.0%            40.6%
Costs and expenses:
  Direct costs .....................................       54.8%          53.2%            44.8%
  Selling, general and administrative ..............       31.0%          31.3%            39.2%
  Depreciation and amortization ....................        3.1%           3.9%            13.6%
Income from operations .............................       11.1%          11.6%            34.6%

      Net revenue increased by $46.1 million, or 40.6%, from $113.6 million to $159.7 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA, MCS & Medeval) were $9.6 million for the nine months ended February 28, 2003. Of the total increase, revenues in the United States, Europe/Rest of World grew by 45.8% and 29.4%, respectively. For the nine months ended February 28, 2003 net revenue for our central laboratory segment grew from $19.2 million to $19.4 million, or 1.1% over the comparable period last year, while our clinical research segment grew from $94.4 million to $140.3 million, or 48.7% in the same period. The growth in net revenue in both our clinical research and central laboratory segments is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical and biotechnology industries, an underlying increase in research and development spending and consolidation in the CRO industry.

      Direct costs increased by $27.0 million, or 44.8%, from $60.5 million to $87.5 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $6.4 million. Direct costs, as a percentage of net revenue increased from 53.2% in the nine months to February 28, 2002, to 54.8% for the nine months ended February 28, 2003 or 54.0% when the effect of acquisitions has been excluded.

      Selling, general and administrative expenses increased by $13.9 million, or 39.2%, from $35.6 million to $49.5 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $2.6 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.3% in the nine months to February 28, 2002, to 31.0% for the nine months ended February 28, 2003 or 31.2% when the effect of acquisitions has been excluded.

      Depreciation and amortization expense increased by $0.6 million, or 13.6%, over the same period last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity costs from acquisitions of $0.1 million not included in the comparative period. As a percentage of net revenue, depreciation and amortization decreased from 3.9% of net revenues in the nine months to February 28, 2002 to 3.1% for the nine months ended February 28, 2003 or 3.3% when the effect of acquisitions has been excluded.

      Income from operations increased by $4.6 million, or 34.6%, from $13.1 million to $17.7 million, including acquisitions. This increase is due to increased levels of activity carried out across the Company together with the acquisition of BPA, MCS & Medeval. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.6% for the nine months ended February 28, 2002, to 11.1% for the nine months to February 28, 2003. For the first nine months of fiscal 2003, income from operations, as a percentage of net revenue for our central laboratory segment fell to 1.3% from 14.4% in the same period in fiscal 2002 due principally to a higher than normal level of project cancellations in the first quarter of the current fiscal year. Operating margins for our clinical research segment increased from 11.0% in the nine months ended February 28, 2002 to 12.4% for the nine months ended February 28, 2003 primarily due to improved staff utilization.

      Net interest income for the nine months ended February 28, 2003 was $0.4 million compared to $0.9 million for the equivalent period last year. Net cash invested decreased from $43.1 million at May 31, 2002 to $11.4 million at February 28, 2003, primarily due to the acquisition of BPA and MCS in October 2002 and Medeval in January 2003. Lower average interest rates for the first nine months of fiscal 2003 compared to the same period last year, combined with lower levels of net cash invested, contributed to the lower returns on our investments.

      Our effective tax rate for the nine months ended February 28, 2003 was 28.2% compared to 25.9% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings and the impact of acquisitions.


FISCAL YEAR ENDED MAY 31, 2002 COMPARED TO FISCAL YEAR ENDED MAY 31, 2001

                                                                                         2000        2001
                                                        2000        2001        2002    TO 2001     TO 2002
                                                      -------     -------     -------   --------    --------
                                                                                        PERCENTAGE INCREASE/
                                                         PERCENTAGE OF NET REVENUE           (DECREASE)
                                                      --------------------------------   --------------------
Net revenue .......................................     100.0%     100.0%      100.0%       43.8%      34.8%
Costs and expenses:
  Direct costs ....................................      52.0%      54.9%       53.3%       51.9%      30.7%
  Selling, general and administrative .............      33.9%      31.3%       31.3%       32.8%      34.8%
  Depreciation and amortization ...................       4.0%       4.3%        3.8%       52.4%      21.0%
Income from operations ............................       8.1%       9.5%       11.6%       69.6%      64.4%

      Net revenue increased by $40.4 million, or 34.8%, from $116.2 million to $156.6 million. This increase arose through growth in both of our existing segments. Our central laboratory segment grew from $13.6 million to $25.9 million, or by 90.9%, while our clinical research segment grew from $102.6 million to $130.7 million, or 27.4% in fiscal 2002 compared to fiscal 2001. Of the total increase, revenues in the United States and Europe/Rest of the World grew by 31.3% and 43.2%, respectively.

      Direct costs increased by $19.6 million, or 30.7%, from $63.8 million to $83.4 million, primarily due to a 33.0% increase in staff numbers which were needed to support increased project-related activity. Direct costs as a percentage of net revenue decreased from 54.9% in the twelve months to May 31, 2001 to 53.3% in the equivalent period in fiscal 2002 due to increased utilization of our staff on project-related activity.

      Selling, general and administrative expenses increased by $12.6 million, or 34.8%, from $36.3 million to $48.9 million. The increase in costs is due to the continued expansion of our operations. As a percentage of net revenue, selling, general and administrative expenses remained at 31.3% in fiscal 2002, the same level as fiscal 2001.

      Depreciation and amortization expense increased by $1.0 million, or 21.0%, from $5.0 million to $6.0 million. Excluding goodwill amortization of $0.2 million in fiscal 2001 (in order to be comparable to fiscal 2002, which reflects the adoption of SFAS No. 142), the increase in fiscal 2002 over fiscal 2001 was $1.2 million or 26.5%. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization expenses decreased from 4.3% in the twelve months to May 31, 2001 to 3.8% in the equivalent period in fiscal 2002. Excluding goodwill amortization in 2001, depreciation and amortization represented 4.1% of net revenues.

      Income from operations increased by $7.1 million, or 64.4%, from $11.1 million to $18.2 million, due principally to improved operational performance in our central laboratory segment and increased levels of activity overall. As a percentage of net revenue, income from operations increased from 9.5% for the year ended May 31, 2001 to 11.6% of net revenues for fiscal 2002. In the same period, income from operations as a percentage of net revenue in our central laboratory segment grew from -2.3% to 14.1%, while our clinical research segment income remained at 11.1% for fiscal 2002, the same level as fiscal 2001.

      Net interest income for the year ended May 31, 2002 was $1.1 million, a decrease of $1.4 million on the equivalent period last year due primarily to reduced cash on deposit and lower interest rates during the current fiscal year. Net cash invested decreased from $35.9 million at May 31, 2001 to $18.6 million at the end of May 2002.

      Our effective tax rate for the year ended May 31, 2002 was 26.5% compared with 19.2% for the comparable period last year. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

FISCAL YEAR ENDED MAY 31, 2001 COMPARED TO FISCAL YEAR ENDED MAY 31, 2000

      Net revenue increased by $35.4 million, or 43.8%, from $80.8 million to $116.2 million. This increase arose through a combination of growth in our existing business and revenues from acquisitions not included in the comparative period. Revenues from acquisitions increased from $0.9 million for the year ended May 31, 2000 (comprising YRCR and Protocole) to $16.6 million for the year ended May 31, 2001 (comprising YRCR, Protocole and UCT). Excluding acquisitions, net revenue increased by 24.7% over the comparable period. Of the total increase, revenues in the United States and Europe/Rest of the World grew by 51.4% and 28.0%, respectively.

      Direct costs increased by $21.8 million, or 51.9%, from $42.0 million to $63.8 million, primarily due to a 42.0% increase in staff numbers which were needed to support increased project-related activity. Direct costs arising from the acquisitions amounted to $10.7 million. Excluding acquisitions, direct costs increased by 28.1%. Direct costs including acquisitions as a percentage of net revenue increased from 52.0% in the twelve months to May 31, 2000, to 54.9% in the equivalent period in fiscal 2001. Excluding acquisitions, direct costs were 53.3% of net revenues in the twelve months to May 31, 2001.

      Selling, general and administrative expenses increased by $9.0 million, or 32.8%, from $27.3 million to $36.3 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs arising from the acquisitions of $4.5 million. Excluding acquisitions, selling, general and administrative expenses increased by 16.7%. As a percentage of net revenue, selling, general and administrative expenses decreased from 33.9% to 31.3% in the year ended May 31, 2001 and 32.0% when acquisitions were excluded.

      Depreciation and amortization expense increased by $1.7 million, or 52.4%, to 4.3% of net revenues in fiscal 2001 compared to 4.0% of net revenues in fiscal 2000. This increase is due to both goodwill amortization arising on the acquisitions of YRCR, Protocole and UCT and to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. Excluding the effect of acquisitions, depreciation and amortization was 4.4% of net revenues in the year ended May 31, 2001.

      Merger costs for the year ended May 31, 2000 were $1.6 million. These costs represented transaction-related incremental third party costs for accounting, legal and corporate finance services and capital taxation incurred in the pooling of interests transaction with PRAI.

      Net interest income for the year ended May 31, 2001 was $2.5 million, a decrease of $0.2 million on the equivalent period last year due primarily to reduced cash on deposit and lower interest rates during the current fiscal year. Net cash invested decreased from $46.1 million at May 31, 2000, to $35.9 million at the end of May 2001.

      Our effective tax rate for the year ended May 31, 2001 was 19.2% compared with the pro forma tax rate of 27.8% for the comparable period last year after the impact of corporate taxes arising from the merger with PRAI has been excluded. The decline in the effective rate was due to a change in the geographic distribution of pre-tax earnings and merger costs included in the third quarter of last year, which were not tax deductible. A valuation allowance was recorded against the deferred tax asset generated from operating loss carry forwards for certain subsidiaries that are in a tax loss position.

                         LIQUIDITY AND CAPITAL RESOURCES


      The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flow from operations and the $49.1 million of net proceeds received from our initial public offering in 1998. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. In the nine months ended February 28, 2002 and February 28, 2003, the aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries amounted to $63.6 million and $96.0 million, respectively. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries in the three fiscal years ended May 31, 2002 amounted to $48.9 million, $68.6 million, and $88.2 million, respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the sale and purchase of short-term investments and acquisitions.


      Our clinical research and development contracts are generally fixed-fee with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

      As of February 28, 2003, our working capital was $50.5 million, compared to $72.9 million at May 31, 2002 and $61.1 million at May 31, 2001. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days sales outstanding, or DSOs, can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of DSOs was 69 days at February 28, 2003, 67 days at May 31, 2002 and 93 days at May 31, 2001. The decrease from May 31, 2001 to May 31, 2002 was due primarily to increased cash collections, as a result of a more stringent application of our trading terms with respect to our accounts receivable. The increase from May 31, 2002 to February 28, 2003 was due primarily to the timing of pass-through sub-contractor fees.

      Net cash provided by operating activities was $16.6 million in the nine months ended February 28, 2003, compared to $16.3 million in the nine months ended February 28, 2002 and $17.3 million in the year ended May 31, 2002, compared with net cash used of $1.6 million in fiscal 2001. The improvement in operating cash flow from May 31, 2001 to May 31, 2002 was due to substantial improvements in our DSOs from 93 days to 67 days over the period.

      Net cash used in investing activities was $29.5 million in the nine months ended February 28, 2003, compared to $4.1 million provided by investing activities in the nine months ended February 28, 2002, due principally to acquisition activity in the current fiscal year. Net cash provided by investing activities was $4.8 million in the year ended May 31, 2002, compared to net cash used in investing activities of $22.6 million in the year ended May 31, 2001, due principally to acquisition activity in fiscal 2001 and proceeds from short-term investments in 2002.

      Net cash used in financing activities was $1.6 million in the nine months ended February 28, 2003, compared with $0.9 million provided by financing activities in the nine months ended February 28, 2002, due principally to the repayment of debt. Net cash provided by financing activities was $2.7 million in the year ended May 31, 2002, compared with $9.6 million in fiscal 2001, due mainly to higher levels of debt in fiscal 2001.

      As a result of these cash flows, cash and cash equivalents decreased by $14.4 million in the nine months ended February 28, 2003, compared to an increase of $21.5 million in the nine months ended February 28, 2002, and increased by $25.1 million in the year ended May 31, 2002, compared to a decrease of $15.4 million in the year ended May 31, 2001.

      On November 17, 1998, we entered into an overdraft facility, or the A.I.B. facility, for (euro)2,539,000 (U.S.$2,731,710) with Allied Irish Banks plc, or A.I.B. This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus one-quarter of a percent. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expires on June 30, 2003; in the event that such facility is not renewed, any amounts outstanding will have to be repaid on the expiration date. As of February 28, 2003, (euro)2,056,227 (U.S.$2,212,295) of this facility was available to be drawn down.

     On July 29, 2002, we entered into an additional A.I.B. facility for sterling 50,000 (U.S.$79,006). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus two percent. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expires on June 30, 2003; in the event that such facility is not renewed, any amounts outstanding will have to be repaid on the expiration date. As of February 28, 2003, the full amount of this facility was available to be drawn down.


      Our U.S. subsidiary ICON Clinical Research, Inc. has a $12 million secured line of credit with PNC Bank N.A, or the PNC Facility. Borrowings under the PNC Facility must be the lesser of (a) $12 million and (b) the sum of (i) 80% of ICON Clinical Research, Inc.'s gross accounts receivable less than 90 days from the date of invoice issuance ("Qualified receivables") plus (ii) 50% of gross unbilled receivables less than 90 days ("Qualified unbilled receivables") provided always that drawings against Qualified unbilled receivables shall at no time exceed 50% of drawings against Qualified receivables. The PNC Facility bears interest at an annual rate equal to PNC's Prime Rate less three-quarters of a percent. The full amount of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of ICON Clinical Research, Inc. This facility expires on December 31, 2003; in the event that such facility is not renewed, any amounts outstanding will have to be repaid on the expiration date. As of February 28, 2003, $8.9 million was drawn down.

      We entered into an overdraft agreement with A.I.B., whereby we guarantee any overdrafts of our subsidiaries ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd. up to an amount (euro)112,484 (U.S.$121,022) and U.S.$250,000 (ILS 1,209,499), respectively. As of February 28, 2003, the full German facility and Israeli facility were available to be drawn down.

      On October 9, 2002, we completed the acquisitions of Barton & Polansky Associates, Inc. and its sister company, Managed Clinical Solutions, Inc., contract research organizations in New York, for an initial cash consideration of $15.7 million (excluding costs of acquisition) and a further $3.7 million in an earn-out payment on December 20, 2002, as well as potential earn-out payments. See "--Contractual Obligations Table".

      On January 24, 2003, we completed the acquisition of Medeval Group Limited, a specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries, for an initial cash consideration of approximately sterling 9.5 million (U.S.$15.5 million) (excluding costs of acquisition), as well as potential earn-out payments. See "--Contractual Obligations Table".


CONTRACTUAL OBLIGATIONS TABLE


      The following table represents our contractual obligations and commercial commitments as of February 28, 2003.

                                                                PAYMENTS DUE BY PERIOD
                                                  ---------------------------------------------------
                                                               LESS THAN      1 TO 5          AFTER 5
                                                    TOTAL       1 YEAR         YEARS           YEARS
                                                  ---------    ---------     ---------       --------
                                                                   (IN THOUSANDS)
Operating leases ..............................   $121,579      $ 7,359        $50,406        $63,814
Credit facilities .............................     10,503       10,503             --             --
Earn-out payments committed for
  contingent consideration (1) ................     13,460        4,120          9,340             --
                                                  --------      -------        -------        -------
Total .........................................   $145,542      $21,982        $59,746        $63,814
                                                  ========      =======        =======        =======

--------------
 (1) This cash is payable under earn-out clauses included in acquisitions.

      We expect to spend approximately $15 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expect to increase this level of spending in subsequent years. In addition, in the twelve months ending February 28, 2004, we expect to pay approximately $4.1 million on earn-out payments arising from acquisitions. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions will be funded from the proceeds of this offering, and we may require additional external financing, and we may also from time to time seek to obtain funds from public issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.


                                    INFLATION

      We believe that the effects of inflation generally do not have a material impact on our operations or financial condition.

                          CRITICAL ACCOUNTING POLICIES

      The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

      We base our estimates and judgments on historical experience and on the other factors that we believe are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following is a brief discussion of the accounting policies used by us, which we believe are critical in that they require estimates and judgments by management.

REVENUE RECOGNITION

      Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management's estimates change on the basis of development of the business or market conditions.

      We apply the provisions of Statement of Position No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" in recognizing revenue, other than fee-for-service contracts. Revenues are recognized over the period from the awarding of the customer's contract to study completion and acceptance. The percentage to completion is measured by monitoring of progress using records of actual cost incurred to date in the contract compared to the total estimated contract requirements. The percentage to completion method requires us to estimate total expected revenue, costs, profitability, duration of the contract and outputs. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become reasonably estimable.

      If we do not accurately estimate the resources required or the scope of the work to be performed, or do not manage our projects properly within the planned cost or satisfy our obligations under the contracts, then future results may be significantly and negatively affected.

GOODWILL

      Goodwill arising on acquisition is capitalized. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Factors we consider important which could trigger impairment include:

      o significant underperformance relative to expected historical or projected future operating results;

      o     significant negative industry or economic trends;

      o     significant decline in our stock price for a sustained period; and

      o     changes in the ratio of our market capitalization to net book value.

                          NEW ACCOUNTING PRONOUNCEMENTS

      In July 2001 the Financial Accounting Standards Board, or FASB, issued two new statements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Those Statements change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently SFAS No. 144 after its adoption. We have no intangible assets with infinite lives. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142. We adopted SFAS No. 142, effective June 1, 2001. We completed our transitional assessment of goodwill impairment during the year and our assessment indicates that there is no charge for impairment.

      The following table reconciles the prior periods' reported net income to their prospective pro forma balances adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142:

                                                        YEAR ENDED MAY 31,
                                                   ---------------------------
                                                    2000                2001
                                                   ------              -------
                                                        (IN THOUSANDS,
                                                    EXCEPT PER SHARE DATA)
Reported net income ............................    $6,068             $10,978
Add back goodwill amortization .................        38                 210
                                                    ------             -------
Adjusted net income ............................    $6,106             $11,188
                                                    ======             =======
BASIC NET INCOME PER ORDINARY SHARE

Reported .......................................    $ 0.55              $ 0.97
Add back goodwill amortization .................      0.00                0.02
                                                    ------             -------
Adjusted basic net income per share ............    $ 0.55              $ 0.99
                                                    ======             =======
DILUTED NET INCOME PER ORDINARY SHARE

Reported .......................................    $ 0.51              $ 0.92
Add back goodwill amortization .................      0.00                0.02
                                                    ------             -------
Adjusted diluted net income per share ..........    $ 0.51              $ 0.94
                                                    ======             =======

      In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its expected settlement amount each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We have not yet adopted this new standard and are currently assessing the impact of the standard but its adoption is not likely to have a material impact on our results of operations and financial position.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). We adopted SFAS No. 144 on June 1, 2002. Adoption of SFAS No. 144 did not have a material impact on our results of operations and financial position.

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

      In November 2001, the Emerging Issues Task Force, or EITF, released EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred", requiring companies to report reimbursed costs as part of gross revenues. Our reimbursed costs include such items as payments to investigators and travel costs for our clinical research staff. We do not earn a profit on these costs. We have always included such reimbursed costs within our measure of gross revenues and adoption of EITF Issue 01-14 had no effect on our reported results.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which have been adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 did not have a material impact on our results of operations and financial position.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS 146 addresses financial accounting reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and will be effective in our third quarter ending February 28, 2003. The adoption of SFAS No. 146 is not expected to have a material impact on our financial position or results of operations.

                                    BUSINESS

      THIS IS A SUMMARY OF THE MATERIAL ASPECTS OF OUR BUSINESS. FOR ADDITIONAL INFORMATION, PLEASE REFER TO OUR FORMS 20-F AND 20-F/A FOR THE FISCAL YEAR ENDED MAY 31, 2002, "ITEM 4. INFORMATION ON THE COMPANY."

OVERVIEW


      We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase II-IV clinical trials management, clinical data management, study design, laboratory services and drug development support. Through our recent acquisition of Medeval, we have continued to expand our service offerings to include Phase I clinical trials. We have approximately 2,300 employees and operations in 28 locations in 16 countries. Our main regions of operations are the United States, Europe and the Rest of the World. For the nine months ended February 28, 2003, we derived approximately 71.0%, 26.4% and 2.6% of our net revenue in the United States, Europe and the Rest of the World, respectively.

      Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. Since our initial public offering, our net revenue, comprised of gross revenue less payments to subcontractors, grew from $45.2 million in fiscal 1998 to $156.6 million for fiscal 2002, while our operating income and net income grew from $6.3 million and $4.3 million, respectively to $18.2 million and $14.2 million, respectively over the same period. In 2002 revenue was earned from over 270 clients, including 19 of the top 20 pharmaceutical companies, as ranked by 2001 revenues.


      In executing clinical trials, we utilize an operating model based on a "dedicated team approach" in which a team of full-time clinical professionals, operating out of centralized offices, is assigned exclusively to each project. This contrasts with the approach of many competitors whose clinical staff typically work on multiple projects at once, sometimes operating from non-office bases in remote locations and some of whom may be part-time. We believe our operating model has a number of advantages, and in particular it ensures that each clinical project receives undivided attention and is executed efficiently and to high quality standards, as team members do not have conflicting demands. In addition strong relationships with our clients are developed by the team which generally facilitates high levels of repeat business.

      Since inception, we have invested significantly in developing and maintaining a quality system that supports and reinforces our culture of customer focus, client service and high quality output. We became ISO 9002 accredited in 1994, and we recently transitioned to the new ISO 9001:2000 standard. This quality system combined with our independent quality assurance division provides a globally consistent approach to all projects that we undertake and also promotes the delivery of a high quality service to all of our clients.

INDUSTRY BACKGROUND

      The CRO industry provides independent product development services for the pharmaceutical and biotechnology industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and cost-effectively to maximize the profit potential of patent-protected products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, central laboratory and regulatory affairs services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

      The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a

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

CRO with global capabilities. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients, the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to conduct multiple phases of clinical trials on behalf of pharmaceutical and biotechnology companies. We believe that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs who are invited to bid for projects. We believe that this trend will further concentrate the market share among CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and overall development experience and expertise.

TRENDS AFFECTING THE CRO INDUSTRY

      CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical and biotechnology companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2001 was in excess of $10 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

      INCREASING DRUG DEVELOPMENT ACTIVITY. Recent improvements in drug discovery and screening technology, biotechnology and disease pathology have reduced the time to develop new drug candidates. These improvements, combined with the threat of patent expirations on existing drugs, have led drug developers to increase the rate at which they are creating new drug candidates for clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery. In addition, as many biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies.

      PRESSURE TO ACCELERATE TIME TO MARKETS; GLOBALIZATION OF THE MARKETPLACE. Reducing product development time maximizes the client's potential period of patent exclusivity, which in turn maximizes potential economic returns. We believe that clients are increasingly using CROs that have the appropriate expertise to improve the speed of product development to assist them in improving economic returns. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global operations and experience in a broad range of therapeutic areas are a key resource to support a global regulatory approval strategy.

      COST CONTAINMENT PRESSURES. Over the last several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with greater focus and at a lower cost than the client could perform internally.

      INCREASING NUMBER OF LARGE LONG-TERM POST-MARKETING STUDIES. We believe that to establish competitive claims and to encourage drug prescription by physicians in some large and competitive categories, more clients need to conduct outcome studies to demonstrate, for example, that mortality rates are reduced by certain drugs. To verify such outcomes, very large patient numbers are required and they must be monitored over long time periods. We believe that as these types of studies increase there will be a commensurate increase in demand for the services of CROs who have the ability to quickly assemble large patient populations, globally if necessary, and manage this complex process throughout its duration.

      INCREASING REGULATORY DEMANDS. We believe that regulatory agencies are becoming more demanding with regard to the data required to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. As a result, the complexity of clinical trials and the size of regulatory submissions are driving the demand for services provided by CROs.

STRATEGY

      We believe that our operating model based on dedicated teams differentiates us from our competition in the CRO industry and enables us to deliver high quality services to our clients. Our strategy is to continue to grow by applying this model to penetrate further our existing client base and add new clients. We intend to implement our strategy by continuing to deliver high quality services, by increasing our geographic presence and by expanding the scale and range of our services. We intend to supplement our internal growth with strategic acquisitions.


      CONTINUE TO DELIVER HIGH QUALITY SERVICES AND CUSTOMER SATISFACTION. We believe that our dedicated team approach allows us to provide high quality, timely and cost effective services that are designed to be highly responsive to our clients' needs. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients. In the nine months ended February 28, 2003, approximately 95% of our net revenue was derived from second or subsequent projects with clients. The remaining 5% of the net revenue was derived from 73 initial projects with new clients.

      EXPAND GEOGRAPHIC PRESENCE. We believe that the capability to provide our services on a global basis in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical and biotechnology companies. We have expanded geographically through the establishment of 28 offices in 16 countries and intend to continue expanding into regions that have the potential to increase our client base or increase our investigator and patient populations.


      INCREASE SCALE AND RANGE OF SERVICES. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, IVRS (interactive voice recognition system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients.

SERVICES

      We offer a broad range of clinical research and development services to our clients on a global basis, including Phase I clinical trials, Phase II-IV clinical trials management, clinical data management, study design, biostatistical analysis, laboratory services, bioanalytical services, product development support services, pharmacovigilance services, IVRS and contract research staffing. Since inception, we have carried out multiple trials involving most major therapeutic areas, including, among others, cardiology, endocrinology, gastroenterology, hematology, immunology, infectious diseases, neurology, oncology, psychiatry, respiratory, rheumatology and urology.

      A large part of our continued success is due to the high quality standards we have set and delivered to our clients. Our quality goals are attained through the implementation and maintenance of an effective quality management system, which not only ensures that our business and quality objectives are achieved, but which is sufficiently dynamic to rapidly respond to changes in the clinical research and regulatory environments. Our quality management system is based on the requirements of the ISO 9001:2000 international standard and includes over 180 standard operating procedures, or SOPs, which are implemented on a global basis. In addition, our independent quality assurance division has the responsibility for assuring that the process conforms to pre-determined quality, ethical and regulatory standards.

      Consistent high quality performance is what we have come to stand for with our clients and one of the driving forces behind this is management's commitment to ISO 9000. In 1994, we became ISO 9002 registered and remain the only such CRO to have this standard across all offices and operational functions. In order to retain registration we must undergo several quality system audits per year. In 2002, we adopted the new standard ISO 9001:2000, which further developed the system through a stronger focus on processes, metrics and continuous improvement.

ORGANIZATIONAL STRUCTURE

      The following list contains all of our principal direct and indirect wholly owned subsidiaries:

NAME                                               COUNTRY OF INCORPORATION
----                                               ------------------------
ICON Clinical Research S.A. ...................    Argentina
ICON Clinical Research Pty Limited ............    Australia
ICON Clinical Research (Canada) Inc. ..........    Canada
ICON Clinical Research SARL ...................    France
Protocole SAS .................................    France
ICON Clinical Research GmbH ...................    Germany
ICON Clinical Research Israel Limited .........    Israel
ICON Japan K.K. ...............................    Japan
ICON Clinical Research Limited ................    Republic of Ireland
ICON Clinical Research Pte ....................    Singapore
ICON Clinical Research Limited ................    South Africa
ICON Clinical Research (UK) Limited ...........    United Kingdom
Medeval Group Limited .........................    United Kingdom
YRCR Limited ..................................    United Kingdom
Barton & Polansky Associates, Inc. ............    United States
ICON Clinical Research Inc. ...................    United States
ICON Laboratories, Inc. .......................    United States
Managed Clinical Solutions, Inc. ..............    United States
Pacific Research Associates Inc. ..............    United States

INFORMATION SYSTEMS

      Our information technology strategy is to build our systems around open standards and leading commercial hardware and software. All critical business systems are formally validated following a documented approach in accordance with the latest FDA regulations.

      Recognizing that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. An example of this flexibility includes linking directly to client systems if this is required or for a client to have access to designated ICON systems. Frequently, we have established wide area network, or WAN, links to the client's data systems, have trained our staff in those systems and have delivered data on-line to the client's database. We also provide secure remote access to our systems for clients to review their study information.

      We have internally developed a suite of proprietary software applications that assists in the management of our activities, including a clinical trials management application that tracks all relevant data in a trial and automates all management and reporting processes and an investigator grants management application which utilizes this tracking data to trigger payments when they become due to investigators. We have also developed an interactive voice response system to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, and patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or WAP enabled device.

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

      In our central laboratory, we utilize a comprehensive suite of software, including a laboratory information management system, a kit/sample management system and a web interface system to allow clients to review results online.

      We have implemented externally developed critical business systems that are highly integrated into our business processes. These include systems to manage, validate and analyze clinical data, systems to record, track and report safety issues, systems to manage regulatory submissions, systems to control documents and to review and record training and systems to record activity and manage resources.

      Our IT systems are operated from hubs in Philadelphia and Dublin. Other offices are linked to these hubs through dedicated lines, frame relay networks or virtual private networks, or VPNs. Travelling staff can also access all systems via VPN facilities. A global corporate portal provides access to all authorized data and applications for our staff.

SALES AND MARKETING

      Our sales and marketing strategy is to focus our business development efforts on pharmaceutical and biotechnology companies whose development projects are advancing and to develop close relationships with such companies. By maintaining such relationships with our clients, we gain repeat business and achieve lateral penetration into other therapeutic divisions where applicable.

      While our sales and marketing activities are carried out locally by executives in each of our major locations, the sales and marketing process is coordinated centrally. In addition, all of our business development professionals, senior executives and project team leaders share responsibility for the maintenance of key client relationships and business development activities.

CLIENTS

      We provide clinical services to most of the major pharmaceutical and biotechnology companies worldwide. The number of companies to whom we have provided services has grown from 40 by 1998 to over 475 by 2002, including 19 of the top 20 pharmaceutical companies in the world, as ranked by 2001 revenues. This expansion has led to an increasing percentage of revenue coming from biotechnology, specialty and Japanese companies. From fiscal 2000 to fiscal 2002, this percentage grew from 24% to 37% of total revenues.


      We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients. Over the years, we have managed to reduce this concentration and for the first nine months of fiscal 2003, our top five clients comprised 51% of net revenues compared to 68% for fiscal 2000. During these periods, some clients contributed in excess of 10% of our revenues. This reflects our success in penetrating our client base. In the fiscal year ended May 31, 2000, we received 24% of our net revenue from Pfizer, 18% from GlaxoSmithKline and 16% from Novartis. During the fiscal year ended May 31, 2001, we received 19% of our net revenue from Pfizer and 15% from GlaxoSmithKline. During the fiscal year ended May 31, 2002, we received 16% of our net revenue from Astra Zeneca, 14% from Pfizer and 12% from Bristol Myers Squibb.

      We have expanded geographically in order to pursue larger multi-national clinical trials in markets worldwide and have expanded through acquisition to offer a broader range of services. For the nine months ended February 28, 2003, we generated 71.0% of our net revenue in the United States, 26.4% in Europe and 2.6% in the Rest of the World.


CONTRACTUAL ARRANGEMENTS

      We are generally awarded contracts based upon our response to requests for proposals received from pharmaceutical and biotechnology companies.

      Most of our revenues are earned from fixed-fee contracts based on certain activity and performance specifications. Consequently, although, with certain exceptions, we typically bear the cost of overruns, we benefit if our costs are lower than anticipated. Payment terms usually provide for payments based on the achievement of certain identified milestones, activity levels or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, we deal with these by a change order, often resulting in additional revenue to us. We also contract on a "fee-for-service", "days worked" or "time and materials" basis but this accounts for less than 10% of revenues.

      Contract terms may range from one year to several years depending on the nature of the work to be performed. In most cases, a portion of the contract fee, typically 10% to 20%, is paid at the time the study or trial is started, and often upon the signing of a letter of intent. The balance of the contract fee payable is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, to a lesser extent, on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators for patients enrolled in trials, travel and accommodation costs for investigator meetings, the cost of laboratory tests and the cost of drug packaging for a trial.

      Most of our contracts are terminable immediately by the client for cause and on 30-60 days' notice without cause. In the event of termination, we are usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Some of our contracts provide for an early termination fee. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to deemphasize a particular trial or inadequate patient enrollment or investigator recruitment.

BACKLOG

      Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. Due to their varied durations, we believe that the most meaningful measure of backlog is the amount that we estimate will be earned from such projects in the following twelve months.


      At February 28, 2003, we estimate that we had backlog to be earned in the following twelve months of $195 million, compared with approximately $130 million at February 28, 2002. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and we may not be able to realize this backlog as net revenue.


COMPETITION

      The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We primarily compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corp., Kendle International Inc., Ingenix Inc. (United Health), Omnicare, Inc., PRA Inc., MDS Inc, Inveresk Research Group, Inc. and Pharmaceutical Product Development, Inc. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.

GOVERNMENT REGULATION

REGULATION OF CLINICAL TRIALS

      The clinical investigation of new drugs is highly regulated by government agencies. The standard for the conduct of clinical research and development studies is good clinical practice, which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects. While good clinical practice has not been formally adopted by the FDA or, with certain exceptions, by similar regulatory authorities in other countries, some provisions of good clinical practice have been included in regulations adopted by the FDA. Furthermore, in practice, the FDA and many other regulatory authorities require that study results submitted to such authorities be based on studies conducted in accordance with good clinical practice.

      Regulatory authorities, including the FDA, have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation by the applicable regulatory authority. We believe that many pharmaceutical companies do not have the resources to comply with all of these regulations and standards and that this has contributed and will continue to contribute to the growth of third-party service providers.

      In providing our services in the United States, we are obligated to comply with FDA requirements governing such activities. These include obtaining patient informed consents, verifying qualifications of investigators, reporting patients' adverse reactions to drugs and maintaining thorough and accurate records. We must maintain source documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA during audits.

      The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority, including the Medicines Control Agency in the United Kingdom and the Bundesinstitut fur Arzneimittel und Medizinprodukte in Germany. In addition, our activities in Europe are affected by the Committee for Proprietary Medicinal Products of the European Union, and its successor, the European Medicines Evaluation Agency, which is based in London, England.

      We must also retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If such audits document that we have failed to comply adequately with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulation and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research or the disqualification of data, any of which could also result in a material adverse effect.

NEW DRUG DEVELOPMENT -- AN OVERVIEW

      Before a new drug may be marketed, the drug must undergo extensive testing and regulatory review in order to determine that the drug is safe and effective. The following discussion primarily relates to the FDA approval process. Similar procedures must be followed for clinical trials in other countries. The stages of this development process are as follows:

      PRECLINICAL RESEARCH (1 TO 3.5 YEARS). "In vitro" (test tube) and animal studies are conducted to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file for an Investigational New Drug Application, or IND, upon which the FDA may grant permission to begin human trials.

      CLINICAL TRIALS (3.5 TO 6 YEARS)

            PHASE I (6 MONTHS TO 1 YEAR). Basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, includes studies to determine how the drug works, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down and eliminated from the body.

            PHASE II (1 TO 2 YEARS). Basic efficacy (effectiveness) and dose-range testing in 100 to 200 patients to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

            PHASE III (2 TO 3 YEARS). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics). These studies can be placebo-controlled trials, in which the new drug is compared with a "sugar pill", or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

      TIND (MAY SPAN LATE PHASE II, PHASE III, AND FDA REVIEW). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a Treatment Investigational New Drug, or TIND. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

      NDA PREPARATION AND SUBMISSION. Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large submission, the New Drug Application, or NDA, which today comprises, on average, roughly 100,000 pages.

      FDA REVIEW & APPROVAL (1 TO 1.5 YEARS). Data from all phases of development (including a TIND) is scrutinized to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or "indication") under study.

      POST-MARKETING SURVEILLANCE AND PHASE IV STUDIES. Federal regulation requires the manufacturer to collect and periodically report to the FDA additional safety and efficacy data on the drug for as long as the manufacturer markets the drug (post-marketing surveillance). If the drug is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life.

POTENTIAL LIABILITY AND INSURANCE

      We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. Such testing creates a risk of liability for personal injury to or death of the patients resulting from adverse reactions to the drugs administered. In addition, although we do not believe we are legally accountable for the medical care rendered by third party investigators, it is possible that we could be subject to claims and expenses arising from any professional malpractice of the investigators with whom we contract. We also could be held liable for errors or omissions in connection with the services we perform.

      We believe that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards and the need to obtain each patient's informed consent. The FDA requires each human clinical trial to be reviewed and approved by the institutional review board at each study site. An institutional review board is an independent committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. After the trial begins, the institutional review board monitors the protocol and measures designed to protect patients, such as the requirement to obtain informed consent.

      We further attempt to reduce our risks through contractual indemnification provisions with clients and through insurance maintained by clients, investigators and us. However, the contractual indemnifications generally do not protect us against certain of our own actions such as negligence, the terms and scope of such indemnification vary from client to client and from trial to trial, and the financial performance of these indemnities is not secured. Therefore, we bear the risk that the indemnity may not be sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. We maintain worldwide professional liability insurance. We believe that our insurance coverage is adequate. There can be no assurance, however, that we will be able to maintain such insurance coverage on terms acceptable to us, if at all. We could be materially adversely affected if it were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or in the event that an indemnifying party does not fulfill its indemnification obligations.

PROPERTIES

      We lease all but one of our facilities under operating leases.

      Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 42,000 square feet on approximately two acres which includes an extension completed in August 1999. We have also entered into a lease for an additional office facility of approximately 25,000 square feet in the same business park.


      We also maintain U.S. offices in Chicago, Illinois; Philadelphia, Pennsylvania; Nashville, Tennessee; Irvine, San Bruno and Mountain View, California; Houston, Texas; Wilmington, Delaware; Farmingdale and New York, New York; and Raleigh, North Carolina. Our European subsidiaries maintain offices in Frankfurt, Germany; Paris, France; Amsterdam, The Netherlands; Southampton, Marlow and Manchester, United Kingdom; Tel Aviv, Israel; Stockholm, Sweden and Riga, Latvia. Our Rest of World offices are located in Tokyo, Japan; Sydney, Australia; Bangalore, India; Buenos Aires, Argentina; Johannesburg, South Africa; Montreal, Canada and Singapore.


LEGAL PROCEEDINGS

      From time to time, we may be involved in litigation incidental to the conduct of our business. To date, we have not been a party to any material legal proceedings.

                                   MANAGEMENT

      The following table and accompanying biographies set forth certain information concerning each of our officers, directors and other key employees. We are currently considering candidates to nominate as an additional independent director.

NAME                         AGE                   POSITION
--------------------------   ---   ---------------------------------------------
Dr. John Climax(1)(2) ....   50    Chairman of the Board
Peter Gray(1) ............   48    Chief Executive Officer, Director
Sean Leech(1) ............   32    Chief Financial Officer and Secretary
Dr. Ronan Lambe ..........   62    Director
Thomas Lynch(2)(3) .......   45    Director
Edward Roberts(2)(3) .....   68    Director
Lee Jones(2)(3) ..........   47    Director
Dr. Allan Morgan .........   48    Chief Medical Officer, Director ICON Clinical
                                   Research (UK) Limited
William Taaffe ...........   54    Chief Executive Officer and President, ICON
                                   Clinical
Research - U.S.
Dr. Thomas Frey ..........   50    Chief Operating Officer, Europe
Dr. Markus Weissbach .....   47    President of ICON Clinical Research - Europe
Edward Caffrey ...........   49    President of ICON Laboratories
Dr. John Hubbard .........   46    Chief Operating Officer, ICON Clinical
                                   Research - U.S.
Josephine Coyle ..........   44    Vice President for Corporate Quality
                                   Assurance

------------
(1)  Executive Officer of the Company
(2)  Member of Compensation Committee
(3)  Member of Audit Committee

      DR. JOHN CLIMAX, one of the Company's co-founders, has served as a director of the Company and its subsidiaries since June 1990. Dr. Climax served as Chief Executive Officer from June 1990 to October 2002 and was appointed Chairman of the Board in November 2002. Dr. Climax has over 18 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982.

      PETER GRAY has served as the Chief Executive Officer of ICON and its subsidiaries since November 2002. He served as the Group Chief Operating Officer of ICON and its subsidiaries from June 2001, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 12 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

      SEAN LEECH has served as Chief Financial Officer of ICON and its subsidiaries since June 2001 and previously as Group Vice President of Finance from June 1999. Mr. Leech was Group Financial Controller of Jones Group plc, a shipping, manufacturing and fuel distribution company based in Ireland, from 1997 to 1999. Mr. Leech is an Associate member of the Chartered Institute of Management Accountants.

      DR. RONAN LAMBE, one of the Company's co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. Dr. Lambe has over 21 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his bachelor of science degree in chemistry in 1959, his masters in biochemistry in 1962 and his Ph.D. in pharmacology in 1976. Dr. Lambe continues to serve as a director of the Company.

      THOMAS LYNCH has served as an outside director of the Company since January 1996. Since May 1993, Mr. Lynch has held several senior positions in Elan Corporation, plc, a specialty pharmaceutical company, including Executive Vice President, Chief Financial Officer and Deputy Chairman. He is currently Senior Advisor to the Chairman of the Board of Elan Corporation plc. Mr. Lynch is a director of Nanogen, Inc. and Chairman of Amarin Corporation plc. Mr. Lynch was a partner at KPMG from May 1990 to May 1993.

      EDWARD ROBERTS has served as an outside director of the Company since February 1998. Mr. Roberts was Managing Director of the Pharmaceutical Division of Merck KGaA from 1990 to 1998. Prior to that, he held a number of senior management positions with Eli Lilly International in Europe and the United States. Mr. Roberts has over 38 years of experience in the pharmaceutical industry. He has been a partner in Global Health Care Partners since June 1998, and also serves as Chairman of Biopartners and Chairman of the Advisory Board of Merz & Co. GmbH.

      LEE JONES has served as an outside director of the Company since June 1, 2001. Since March 2000, he has been Chairman and Chief Executive Officer of Americas Doctor, a pharmaceutical services company. Previously, he was Divisional Vice-President of Information Management and Technology in the Pharmaceutical Product Division of Abbott Laboratories. He has held various senior positions with Abbott Laboratories and the Upjohn Company.

      DR. ALLAN MORGAN has served as Chief Medical Officer of the Company since December 1990. Dr. Morgan has 23 years of experience in the pharmaceutical industry and received his medical degree from the Welsh National School of Medicine in 1978.

      WILLIAM TAAFFE has served as President of ICON Clinical Research - U.S. since November 1993 and now also holds the title of Chief Executive Officer of ICON Clinical Research - U.S. Mr. Taaffe has over 27 years of experience in the contract research and the pharmaceutical industries in Ireland, Canada and the United States. Mr. Taaffe received his bachelor of science degree in 1970 from the University College Dublin.

      DR. THOMAS FREY has served as Chief Operating Officer for Europe since June 2001 and has also served as Vice President of ICON Clinical Operations Europe from January 2000 to May 2001. Dr. Frey has 15 years of experience in pharmaceutical research and development. He started his career in 1987 with Hoechst Pharmaceuticals. From 1995 to the end of 1999 he was Senior Director of Clinical Development Europe at Hoechst Marion Roussel. Dr. Frey received his medical degree in 1980 from the University of Heidelberg.

      DR. MARKUS WEISSBACH served as President of ICON Clinical Research GmbH from 1996 to 1999 and currently holds the position of President of ICON Clinical Research Europe. Dr. Weissbach was the head of the Cardiovascular department of Takeda Euro R&D center from January 1994 to December 1996 and the Associate Director of Clinical Cardiology/Nephrology at BASF Pharmaceuticals from January 1990 to January 1994. Dr. Weissbach received his degree in medicine from the University of Freiburg in 1982.

      EDWARD CAFFREY has served as President of ICON Laboratories since June 2000. Mr. Caffrey has over 21 years experience in the contract research industry. From January 1998 until joining ICON, Mr. Caffrey was Senior Vice President of Clinical Operations at Covance North America; he also served as a Managing Director at Covance from January 1990 to January 1998. Mr. Caffrey is a fellow of the Institute of Biomedical Sciences in London and holds an MSc from Dublin City University.

      DR. JOHN W. HUBBARD has served as Chief Operating Officer of ICON Clinical Research - U.S. since October 1999. Dr. Hubbard has more than 18 years of experience in pharmaceutical research and development. From July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, a division of Innovative Clinical Solutions, Ltd. Dr. Hubbard received a Ph.D. in Cardiovascular Physiology from the University of Tennessee and a B.S. in Psychology/Biology from the University of Santa Clara.

      JOSEPHINE COYLE has served as Vice President for Corporate Quality Assurance since April 2000. Ms. Coyle has held positions of increasing responsibility in ICON since August 1992 and previously held the position of director of Quality Assurance.

EMPLOYEES

      As of February 28, 2003, we had 2,291 employees worldwide. There were 2,059 employees working in our clinical research segment and 232 employees in our central laboratory segment. Globally, there were 1,390 employees in the United States, 519 employees in Europe, 300 employees in Ireland and 82 employees in the Rest of the World.

EMPLOYEE SHARE OPTION SCHEMES

      On January 17, 2003, we adopted the Share Option Plan 2003, or the 2003 Plan, pursuant to which the Compensation Committee of the Board may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, described in Section 422 of the Code or an employee stock option, or NSO, not described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

      An aggregate of 1.5 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 100,000 ordinary shares.

      No options can be granted after January 17, 2013.

                              SELLING SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2002 by the selling shareholders in this offering.

                                                                              SHARES
                                                                           BENEFICIALLY
                                                                            OWNED AFTER        SHARES BENEFICIALLY
                                                                         THIS OFFERING(1)       OWNED AFTER THIS
                                       SHARES                              (ASSUMING NO       OFFERING(1) (ASSUMING
                                    BENEFICIALLY                          EXERCISE OF THE     FULL EXERCISE OF THE
                                       OWNED                               UNDERWRITERS'      UNDERWRITERS' OPTION
                                      PRIOR TO            NUMBER OF     OPTION TO PURCHASE         TO PURCHASE
                                  THIS OFFERING(1)      SHARES BEING     ADDITIONAL ADSS)       ADDITIONAL ADSS)
   NAME AND ADDRESS OF            ----------------         SOLD IN       ----------------       ----------------
   SELLING SHAREHOLDER           NUMBER     PERCENT     THIS OFFERING   NUMBER     PERCENT      NUMBER       PERCENT
   ------------------           --------    -------     ------------   ---------  --------     ---------    --------
Dr. Ronan Lambe .............   2,408,720      20.4%      1,000,000    1,408,720      10.6%    1,183,720       8.6%
South County Business
Park, Leopardstown,
Dublin 18, Ireland

Dr. John Climax(2) ..........   2,639,120      22.4%       500,000     2,139,120      16.1%    1,914,120      13.9%
South County Business
Park, Leopardstown,
Dublin 18, Ireland

-----------------
(1) As used in this table, "beneficial ownership" means to the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire within 60 days after such date.

(2) Dr. Climax is selling his shares through Wineberry Limited, a company controlled by him. The total number of shares beneficially owned by Dr. Climax is comprised of 1,523,080 warrants and 40 ordinary shares beneficially held by Dr. Climax and 1,115,000 ADSs held by Wineberry Limited.

                          U.S. TAXATION CONSIDERATIONS

      Set forth below is the opinion of Cahill Gordon & Reindel LLP, counsel to ICON, regarding the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs purchased in this offering by U.S. Holders (as defined below) who hold such ordinary shares or ADSs as capital assets. The following opinion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as now in effect, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences different from those described in the opinion. The following opinion is based on the accuracy of (i) each of the factual matters set forth in this prospectus and (ii) factual representations contained in a certificate of ICON plc delivered to Cahill Gordon & Reindel LLP in connection with this opinion, which facts have not been independently reviewed or verified by Cahill Gordon & Reindel LLP. Any inaccuracy in any of these factual matters may affect the legal conclusions reached in the opinion.

      As discussed in the opinion, the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs purchased in this offering will depend to a significant extent on ICON's actual income and assets, the manner in which ICON manages and conducts its business and the composition of ICON's stock ownership, both now and in the future. ICON's projections, computations and estimates of these items have not been independently reviewed or verified by Cahill Gordon & Reindel LLP, and Cahill Gordon & Reindel LLP expresses no opinion regarding such projections, computations and estimates.

      This opinion applies only to U.S. Holders (as defined below) and does not apply to certain categories of U.S. Holders subject to special treatment under the Code, such as holders that are pass-through entities or investors in pass-through entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose "functional currency" is not the U.S. dollar, persons who own actually or constructively 10% or more (by voting power or value) of the shares of ICON plc, tax-exempt entities, U.S. expatriates, persons who hold ADSs as a position in a straddle or as part of a "hedging", "integrated", "constructive sale" or "conversion" transaction and persons subject to the U.S. federal alternative minimum tax. Moreover, the opinion addresses only U.S. federal income tax consequences and does not address any other U.S. federal tax consequences or any state, local or other tax consequences. Accordingly, prospective investors are urged to consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of ordinary shares or ADSs to them, including any U.S. federal, state, local or other tax consequences of (and any tax return filing or other reporting requirements relating to) the ownership and disposition of ordinary shares or ADSs purchased in this offering.

      For purposes of the following opinion, the term "U.S. Holder" means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes, a U.S. citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for U.S. income tax purposes regardless of its source, or a trust if:

      o a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust; or

      o the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

      For U.S. federal income tax purposes, U.S. Holders of ADSs are treated as the owners of the underlying ordinary shares.

      Subject to the foregoing, it is the opinion of Cahill Gordon Reindel LLP that:

DIVIDENDS

      Subject to the passive foreign investment company ("PFIC") rules discussed below, the gross amount of a distribution paid on an ordinary share or on an ADS (including the amount of any withholding tax) will be a dividend for U.S. federal income tax purposes to the extent paid out of ICON plc's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution exceeds the portion of ICON plc's earnings and profits attributable to such distribution, it will be treated as a nontaxable return of capital to the extent of a U.S. Holder's basis in such share or ADS and thereafter as a capital gain. Dividends paid by ICON plc, if any, generally will not qualify for the dividends-received deduction otherwise generally available to corporate shareholders.

      The amount of any dividend paid in euros or other non-U.S. currency (a "foreign currency") will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is distributed regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

      Because more than 50% of the total combined voting power of all classes of ICON plc's shares entitled to vote or the total value of ICON plc's shares may be owned by U.S. persons, a portion of any dividends received by a U.S. Holder of ordinary shares or ADSs may be treated as U.S. source dividend income for purposes of calculating U.S. foreign tax credits. However, a U.S. Holder entitled to benefits under the Ireland-U.S. Income Tax Treaty may elect to treat any of ICON plc's dividends as foreign source income for foreign tax credit limitation purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder's foreign tax credit. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election and the application of the foreign tax credit provisions to them.

GAIN ON DISPOSITION

      Subject to the PFIC rules discussed below, upon a sale, exchange or other disposition of the ordinary shares or ADSs, a U.S. Holder generally will recognize a gain or a loss, if any, equal to the difference between the amount realized upon the sale, exchange or disposition and the U.S. Holder's tax basis in the ordinary shares or ADSs. Generally, a U.S. Holder's tax basis in the ordinary shares or ADSs will be such holder's cost. Such gain or loss will be capital gain or loss. Such gain or loss will generally be treated as U.S. source gain or loss. The exchange of ADSs for ordinary shares will not be a taxable event for U.S. federal income tax purposes.

PASSIVE FOREIGN INVESTMENT COMPANY ("PFIC") STATUS

      A foreign corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is "passive income" (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average percentage of its assets that produce passive income or are held for the production of passive income is at least 50%. If the representations made by ICON's management regarding the current and former nature and amount of its income and assets and the manner in which it has managed and conducted its business are accurate (without regard to any knowledge or belief qualifiers expressed by management), ICON plc was not a PFIC for its taxable year ended May 31, 2002. In addition, while there can be no assurance because the determination depends on future events, based on ICON management's current projections of ICON's future income and assets, and the manner in which ICON currently intends to manage and conduct its business in the future, ICON plc will not be a PFIC in its current taxable year ending May 31, 2003 or in the future. If ICON plc were treated as a PFIC for any taxable year in which a U.S. Holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. A U.S. Holder owning shares in a PFIC generally may be able to avoid or mitigate these adverse tax consequences by making a timely "qualified electing fund" or "mark-to-market" election. U.S. Holders should consult with their tax advisors as to the effect of these rules.

PERSONAL HOLDING COMPANY ("PHC") STATUS

      A corporation that is neither a PFIC, discussed above, nor a "foreign personal holding company," discussed below, generally is a PHC if (i) more than 50% of its stock (measured by value) is owned, directly or indirectly (applying certain attribution rules), by five or fewer individuals or entities treated as individuals (without regard to their citizenship or residence) (the "PHC stockholder test") and (ii) it receives 60% or more of its gross income, as specifically adjusted, from certain "passive" sources, such as interest, royalties and dividends. For purposes of this gross income test, a foreign corporation generally only includes gross income derived from U.S. sources or gross income that is effectively connected with a U.S. trade or business. A corporation that is a PHC is subject to U.S. federal income tax on its "undistributed personal holding company income" - which in the case of a foreign corporation, essentially is its after-tax, after-dividends ordinary income that is U.S.-sourced or effectively connected with a U.S. trade or business.

      Based on publicly available information and representations made by ICON's management regarding ICON plc's stock ownership, it appears unlikely that ICON plc or any of its subsidiaries is currently a PHC because it appears unlikely that five or fewer individuals (or entities treated as individuals) have owned in the aggregate (directly or indirectly) more than 47% of the ICON plc shares at any time during the current taxable year (and because the ownership is expected to become less concentrated as a result of this offering). There can be no assurance that this is correct, however, because it is impossible to determine the exact ownership of a public company (particularly in this case because ICON plc is a foreign private issuer and not subject to the requirements of Section 16 of the Exchange Act) and the precise extent to which the ownership attribution rules apply to public company stockholders. Moreover, even if ICON plc and each of its subsidiaries are not currently PHCs, there can be no assurance that neither ICON plc nor one or more of its subsidiaries will become a PHC in the future.

FOREIGN PERSONAL HOLDING COMPANY ("FPHC") STATUS

      A foreign corporation generally will be classified as an FPHC if (i) five or fewer individuals who are U.S. citizens or residents directly or indirectly (applying certain attribution rules) own more than 50% of the corporation's stock (measured either by voting power or value) (the "FPHC stockholder test") and (ii) the corporation receives at least 60% of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the "income test"). After a corporation becomes an FPHC, the income test percentage for each subsequent taxable year is reduced to 50%.

      In general, if ICON plc or any of its foreign subsidiaries were classified as an FPHC, the "undistributed foreign personal holding company income" of such entity - essentially its worldwide after-tax, after-dividends income - would be imputed to all of the U.S. shareholders of ICON plc who were deemed to hold ICON plc's stock on the last day of its taxable year on which the FPHC stockholder test was met, regardless of the size of their respective stockholdings. Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid.

      Based on publicly available information and representations made by ICON's management regarding ICON plc's stock ownership, it appears unlikely that ICON plc or any of its foreign subsidiaries is currently an FPHC because it appears unlikely that ICON plc currently violates the FPHC stockholder test. There can be no assurance that this is correct, however, because it is impossible to determine the exact ownership of a public company (particularly in this case because ICON plc is a foreign private issuer and not subject to the requirements of Section 16 of the Exchange Act) and the precise extent to which the ownership attribution rules apply to public company stockholders. Moreover, even if ICON plc and each of its foreign subsidiaries are not currently FPHCs, there can be no assurance that neither ICON plc nor one or more of its subsidiaries will become an FPHC in the future.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

      A U.S. Holder of ordinary shares or ADSs may be subject to information reporting requirements and backup withholding tax for amounts paid with respect to dividends on the ordinary shares or ADSs, or the proceeds of sale of the ordinary shares or ADSs, unless the holder:

      o is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact; or

      o provides a correct taxpayer identification number, or T.I.N., certifies that he, she or it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

      A U.S. Holder of ordinary shares or ADSs who does not provide a correct T.I.N. may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under backup withholding rules generally will be creditable against the U.S. Holder's U.S. federal income tax liability.

                          IRISH TAXATION CONSIDERATIONS

      Set forth below is the opinion of KPMG, Tax Advisors to the Company, regarding the material aspects of Irish tax law and practice regarding the ownership and disposition of ordinary shares and ADSs. This opinion deals with only ordinary shares and ADSs held as capital assets and does not address special classes of shareholders such as dealers in securities. This opinion also does not address any potential application of Section 811 Taxes Consolidation Act of 1997, a general anti-avoidance section, enabling Irish Revenue Commissions to recharacterize transactions undertaken for tax avoidance motives. This opinion is not exhaustive and all shareholders are advised to contact their own tax advisers with respect to the taxation consequences of their ownership or disposition of ordinary shares or ADSs. This opinion is based on the tax laws of the Republic of Ireland, the Double Taxation Convention between the Republic of Ireland and the United States of America and current practice of the Irish Revenue Commissioners, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein.

      Subject to the foregoing, it is the opinion of KPMG that:

DIVIDENDS

      Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income, subject to conditions, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither a tax resident nor ordinarily resident in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together a "Relevant Territory"), will be exempt from withholding tax provided he or she makes the requisite declaration. No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company. Where the Irish company receiving the dividend does not hold at least 51% of the shares in the paying company, the dividend will be exempt if the Irish corporate shareholder makes the requisite declaration.

      Non-Irish resident corporate shareholders that:

      o  are ultimately controlled by residents of a Relevant Territory;

      o are resident in a Relevant Territory and are not controlled by Irish residents;

      o have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories; or

      o are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories;

      will be exempt from withholding tax on the production of the appropriate certificates and declarations.

      U.S. Holders (as defined in the opinion included elsewhere in "U.S. Taxation Considerations" provided by Cahill Gordon & Reindel LLP) of ordinary shares (as opposed to ADSs; see below) should note, however, that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of ADSs.

      Special arrangements are available in the case of shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

      o the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked; and either

      o the depositary bank's ADS register shows that the beneficial owner has a U.S. address on the register; or

      o if there is a further intermediary between the depositary bank and the beneficial owner, where the depositary bank receives confirmation from the intermediary that the beneficial owner's address in the intermediary's records is in the U.S.

INCOME TAX

      Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income. This liability is limited to tax at the standard rate and therefore, where withholding tax has been deducted, this will satisfy the tax liability.

      However, a U.S. Holder will not have an Irish income tax liability on dividends from the company if the U.S. Holder is neither resident nor ordinarily resident in the Republic of Ireland and the U.S. Holder is:

      o  an individual resident in the U.S. (or several other countries);

      o a corporation that is ultimately controlled by persons resident in the U.S. (or several other countries);

      o A corporation whose principal class of shares (or its 75% or greater parent's principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

      o a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

      o a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty.

      U.S. Holders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the treaty. U.S. Holders that are entitled to benefits under the treaty will be able to claim a partial refund of the 20% withholding tax from the Irish Revenue Commissioners.

GAIN ON DISPOSITION

      A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. The Minister of Finance announced in his budget speech on December 4, 2002, that the Finance Act, 2003, when enacted, will, with retrospective effect to December 4, 2002, subject a person who disposes of an interest in a company while temporarily non-resident in the Republic of Ireland, to Irish capital gains tax. This treatment will apply to individuals who:

      o  cease to be Irish resident after December 4, 2002;

      o  own the shares when they cease to be resident;

      o  resume their Irish residence within five years;

      o dispose of an interest in a company during this temporary non-residence; and

      o the interest disposed of represents 5% or greater of the share capital of the company or is worth at least 4500,000.

      In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.

STAMP DUTY-ORDINARY SHARES

      Irish stamp duty, which is a tax on certain documents, including CREST operator instructions, is payable on all transfers of the ordinary shares (other than between spouses) whenever a document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

      Transfers of ordinary shares between associated companies (broadly, compares with a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of 412.50 (the nominal rate) will apply.

STAMP DUTY-ADSS

      A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares. However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in beneficial ownership which would be subject to stamp duty at the ad valorem rate. Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, the nominal rate stamp duty of 412.50 applies.

      Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are dealt in on the Nasdaq National Market or any recognized stock exchange in the United States or Canada.

      The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift, or for a consideration less than market value, all parties to the transfer. A late or inadequate payment of stamp duty will result in a liability to pay interest, penalties and fines.

CAPITAL ACQUISITIONS TAX

      A gift or inheritance of ordinary shares or ADSs will be within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at a rate of 20% on the value of the transfer above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category insofar as the benefits were within the charge to Irish capital acquisitions tax. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

      The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against U.S. federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

                                  UNDERWRITING

      We, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table.

                                  Underwriters                   Number of ADSs
                                  -------------                  --------------
      Goldman, Sachs & Co. .................................
      William Blair & Company, L.L.C. ......................
      Bear, Stearns & Co. Inc. .............................
      J&E Davy (trading as Davy Stockbrokers) ..............
                                                                    ---------
          Total ............................................        3,000,000
                                                                    =========

      The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until the option is exercised.

      If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 ADSs from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

      The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase an additional 450,000 ADSs.

                Paid by the Company and the Selling Shareholders            No Exercise        Full Exercise
              -----------------------------------------------------         -------------     --------------
      Per ADS .........................................................    $                   $
      Total ...........................................................    $                   $

      ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of $ per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the underwriters may change this offering price and the other selling terms.

      J&E Davy (trading as Davy Stockbrokers) has advised us that it will not offer or sell the ADSs in the United States or to U.S. persons.

      We, and our officers and directors, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The selling shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus continuing through a date that is 180 days from the date of this prospectus, except with the prior consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

      In connection with this offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option to purchase additional ADSs from the selling shareholders. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the lead manager has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq NMS, in the over-the-counter market or otherwise.

      The underwriters have represented and agreed that:

      o they will not offer or sell any ordinary shares or ADSs in Ireland except to persons in the conduct of their trades, professions or occupations or in other circumstances which are exempted from application of the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992; and

      o they have complied with and shall comply with all applicable provisions of the Investment Intermediaries Act, 1995 (as amended) with respect to anything done by them in relation to the ordinary shares or ADSs in, from or otherwise involving Ireland.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

      The ADSs may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

      Each underwriter offering ADSs has acknowledged and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) it has not issued or had in its possession for the purpose of issue and will not issue or have in its possession for the purpose of the issue any invitation or advertisement relating to the ADSs in Hong Kong (except if permitted to do so by the securities laws of Hong Kong) other than with respect to ADSs intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

      No prospectus has been registered in Singapore in relation to the ADSs. Accordingly, the ADSs may not be offered or sold, nor may any document or other material in connection with the ADSs be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of the ADSs to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under Division 5A of Part IV of the Companies Act, Chapter 50 of Singapore and to persons to whom the ADSs may be offered or sold under such exemption.

      Each underwriter has acknowledged and agreed that the ADSs have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer ADSs in Japan to a list of 49 offerees in accordance with the above provisions.

      No action has been or will be taken in any jurisdiction other than the United States or the Republic of Ireland that would permit a public offering of the ADSs or ordinary shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs and ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs or ordinary shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

      A prospectus in electronic format will be made available on the website maintained by the lead manager of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.2 million.

      We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

      A copy of the underwriting agreement will be available for inspection at the offices of A&L Goodbody, IFSC, North Wall Quay, Dublin 1 during normal business hours on any weekday (Saturdays, Sundays, public holidays exempted) for a period of 14 days following the date of issue of this prospectus.

      The addresses of the underwriters are as follows: Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004; William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606; Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179 and J&E Davy (trading as Davy Stockbrokers), Davy House, 49 Dawson Street, Dublin 2, Ireland.

       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

      Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depository receipts of Irish companies. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

      The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving Iraq, the Federal Republic of Yugoslavia, Serbia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

      Any transfer of, or payment in respect of an ADS involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Angola, the Federal Republic of Yugoslavia, Serbia, Iraq, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. There are no restrictions under the Company's Articles of Association, or under Irish Law, that limit the right of non-residents or foreign owners to hold or vote the Company's ordinary shares or ADSs.

                    VALIDITY OF THE ADSS AND ORDINARY SHARES

      The validity of the ADSs offered hereby and certain matters of U.S. and New York law with respect to this offering will be passed upon for us by Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York. The validity of the ordinary shares will be passed upon by A&L Goodbody, solicitors, IFSC, Dublin 1, Ireland. The validity of the ADSs offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, counsel for the underwriters. Cahill Gordon & Reindel LLP and Sullivan & Cromwell LLP may rely upon A&L Goodbody with respect to certain matters governed by Irish law.

                                     EXPERTS

      The consolidated financial statements of ICON plc as of May 31, 2002 and 2001 and for each of the years in the three-year period ended May 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG, independent chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG and A&L Goodbody have given and have not withdrawn their written consent to the references in this prospectus to their names in the form and context in which they appear.

                      EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares, which will be borne by the Company and the selling shareholders proportionately to the ADSs being offered unless otherwise indicated:

Securities and Exchange Commission registration fee ..............    $    9,055
National Association of Securities Dealers, Inc. filing fee ......    $   30,500
Nasdaq National Market fees ......................................    $   17,500
Legal fees and expenses ..........................................    $  475,000
Accounting fees and expenses .....................................    $  175,000
Printing expenses ................................................    $  400,000
Transfer and Registrar fee .......................................    $  100,000
Miscellaneous ....................................................    $  350,000
         Subtotal ................................................    $1,557,055
         Capital duty (Company only) .............................    $  431,550
         Total ...................................................    $1,988,605

            ENFORCEABILITY OF CIVIL LIABILITIES PROVISIONS OF FEDERAL SECURITIES LAWS AGAINST FOREIGN PERSONS; SHAREHOLDER RIGHTS UNDER IRISH LAW

      Some of the directors and officers of ICON, as well as the selling shareholders and some of the experts named in this prospectus, reside outside of the United States and all or a substantial portion of their assets and the assets of ICON are located outside of the United States. As a result, it may be difficult for investors to serve process in the United States upon such persons, other than ICON, or to enforce against them judgments of U.S. courts or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States in each case based upon civil liabilities under the U.S. federal securities laws. In addition, it may be difficult for investors to enforce in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon the U.S. Securities laws. A&L Goodbody Solicitors, ICON's Irish counsel, advises that there may be an issue as to the enforceability against those persons in Ireland, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the U.S. federal securities laws. To enforce a judgment in Ireland given by a United States court or State court in the State of New York or County of New York, it would be necessary to obtain an order of the Irish Court. Such order would be granted upon proper proof of such judgment and that such United States or State court had jurisdiction, and the merits of the case would not be considered unless it were contended that the judgment of the United States or State court had been obtained by fraud or was contrary to natural justice as understood in Irish law or was repugnant to public policy of Irish law.

      Except for decisions to be made by the shareholders, all matters relating to the management and control of an Irish company are generally delegated to its board of directors pursuant to the company's constitutional documents. ICON's constitutional documents contain standard provisions delegating control to the Board of Directors. In certain situations, specific authority is delegated to officers, auditors and examiners.

      Directors may be held liable for breaches of their fiduciary duties to the Company, and may be required to account to the Company for benefits which they have received as a result of their positions as directors. Directors may also be liable to the Company for negligence. Officers may also be liable for breach of duty and negligence, and may be held liable to the Company under various provisions of Irish company law.


      ICON has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent to receive service of process in actions against it arising out of the U.S. federal securities laws or out of violations of those laws in any federal or state court in New York, New York, relating to this offering.

SHAREHOLDER RIGHTS UNDER IRISH LAW

      Under Irish law, shareholders are entitled to inspect the register of shareholders, registers relating to interests of directors and certain other registers relating to debentures granted by the company. Shareholders are also entitled to receive a copy of the Company's annual reports, and will be provided with the Company's constitutional documents on request. Shareholders are entitled to review minutes of shareholder meetings, but are not entitled to review board or other corporate minutes.

      Under Irish law and the Company's by-laws, shareholders are permitted to approve corporate matters by written consent. As is normal for Irish public companies, the Company does not have such enabling provisions in its constitutional documents.

      Under Irish law, shareholders holding 10% or more of the Company's outstanding voting shares may call a shareholder meeting.

      Irish law does not contain any absolute prohibitions on the issuance of preferred stock or the adoption of poison pill devices or other measures that could prevent or delay a takeover. However, the ability of Irish companies to take any such defensive measures are constrained by the fiduciary duty of directors to act in the best interests of the company and its shareholders. Further Irish law provisions prohibit a company from taking any frustrating action where an offer has been made for the shares of the company.

      In general, Irish law recognizes the company as the proper plaintiff in cases involving the company and precludes shareholders from instituting actions on behalf of the company. In certain circumstances, Irish law permits shareholders to sue the company where it is alleged that the affairs of the company are being conducted in a manner oppressive to its shareholders.

      All matters relating to the management and control of an Irish company are generally delegated to its board of directors under the company's constitutional documents, except for those actions which require a vote of the shareholders. ICON's constitutional documents contain standard provisions delegating management and control to its board of directors.

                             ADDITIONAL INFORMATION

      We file annual and special reports and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any of our reports, statements or other information at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings are also available to the public from commercial document retrieval services and over the internet on the Commission's website at http://www.sec.gov.

      In addition, we furnish to registered holders of ordinary shares and to The Bank of New York, as Depositary under our deposit agreement, for mailing to the record holders of ICON ADRs, all notices of stockholders' meetings and other reports and communications we generally make available to stockholders. The Depositary arranges for the mailing of such notices, reports and communications to holders of record of ADSs. As a foreign private issuer, we are exempt from the rules under the Exchange Act requiring the furnishing and content of proxy statements.

      We have filed with the Commission a registration statement on Form F-3 under the Securities Act of 1933, as amended, with respect to the ADSs offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our ADSs, you should refer to the registration statement.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      We "incorporate by reference" information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. This information is an important part of this prospectus. Information that we file with the Commission in the future will automatically update and supersede information in this prospectus. Those future filings include annual reports on Form 20-F, reports on Form 6-K that we designate to be incorporated by reference into this prospectus and other reports we may file with the Commission.

      This prospectus incorporates by reference the following documents that we previously filed with the Commission and any future filings made with the Commission under Sections 13(a), 13(c) or 15(d) of the Exchange Act until we sell all the ADSs offered by this prospectus. These documents contain important information about our finances and us.

      o  Our Annual Report on Form 20-F for the fiscal year ended May 31, 2002.

      o Our Annual Report on Form 20-F/A for the fiscal year ended May 31, 2002.

      o Our current reports on Form 6-K for the periods ended February 28, 2003 and August 31, 2002.

      o Our Form 6-K/A for the period ended November 30, 2002, filed with the Commission on March 11, 2003.

      o Description of our ordinary shares contained on Form 6-K, filed with the Commission on January 31, 2003.

      o Description of our American Depositary Shares contained on Form 6-K, filed with the Commission on January 31, 2003

      o Description of our American Depositary Shares contained on Form 6-K/A filed with the Commission on March 7, 2003.

      o Description of our Memorandum and Articles of Association contained on Form 6-K, filed with the Commission on January 31, 2003.

      o Description of our Registration Rights Agreement, dated as of December 12, 1997, contained on Form 6-K, filed with the Commission on January 31, 2003.

      You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at this address: ICON plc,
Attention: Sean Leech, Chief Financial Officer, South County Business Park, Leopardstown, Dublin 18, Ireland, (353) 1-216-1100.

================================================================================


      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.


                               ------------------




                                TABLE OF CONTENTS

                                                      PAGE
                                                      ----

Summary .............................................    2
The Offering ........................................    4
Summary Historical Consolidated
  Financial Data ....................................    5
Risk Factors ........................................    7
Disclosure Regarding Forward-Looking
  Statements ........................................   11
Use of Proceeds .....................................   12
Price Range of ADSs and Dividend
  Policy ............................................   13
Capitalization ......................................   14
Dilution ............................................   15
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations ........................................   16
Business ............................................   28
Management ..........................................   37
Selling Shareholders ................................   40
U.S. Taxation Considerations ........................   41
Irish Taxation Considerations .......................   44
Underwriting ........................................   48
Exchange Controls and Other Limitations
  Affecting Security Holders ........................   51
Validity of the ADSs and Ordinary Shares ............   51
Experts .............................................   51
Expenses of Issuance and Distribution ...............   52
Enforceability of Civil Liabilities
  Provisions of Federal Securities Laws
  Against Foreign Persons; Shareholder
    Rights Under Irish Law ..........................   52
Additional Information ..............................   53
Incorporation of Documents by Reference .............   54

================================================================================


================================================================================



                                    ICON PLC





                                    3,000,000
                           American Depositary Shares
                                  Representing
                            3,000,000 Ordinary Shares





                                ----------------

                               [Graphic Omitted]

                                ----------------




                              GOLDMAN, SACHS & CO.
                             WILLIAM BLAIR & COMPANY
                            BEAR, STEARNS & CO. INC.
                                DAVY STOCKBROKERS

================================================================================

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 8.INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Except as indicated below, there is no statute, charter provision, by-law, contract or arrangement under which any director or officer of ICON is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

      Paragraph 139 of the Articles of Association of ICON provides as follows:

                        Subject to the provisions of and so far as may be
                  permitted by the Acts, every Director, Managing Director, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses, and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

                        To the extent permitted by law, the Directors may
                  arrange insurance cover at the cost of the Company in respect of any liability, loss or expenditure incurred by any Director or officer in relation to anything done or alleged to have been done or omitted to be done by him as Director or officer.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 9.EXHIBITS.

(a) The following exhibits are filed herewith, or incorporated by reference herein:

EXHIBIT
NUMBER      EXHIBIT
-------     -------

1***        Form of Underwriting Agreement

4.1** Deposit Agreement, dated as of May 20, 1998, between the Company, The Bank of New York and the holders from time to time of the Company's ADRs

4.2**       Form of Ordinary Share certificate.

4.3**       Form of ADR certificate (included in Exhibit 4.1).

4.4**       Registration Rights Agreement, dated as of December 12, 1997.

EXHIBIT
NUMBER      EXHIBIT
-------     -------

5.1 Opinion of A&L Goodbody Solicitors as to certain Company related matters and the validity of the ordinary shares.

8.1         Opinion of Cahill Gordon & Reindel LLP as to certain matters of U.S.
            taxation.

8.2 Opinion of KPMG, Tax Advisors, as to certain matters of Irish taxation.

23.1        Consent of KPMG, Chartered Accountants for the Company.

23.2        Consent of A&L Goodbody Solicitors (included in Exhibit 5.1).

23.3        Consent of Cahill Gordon & Reindel LLP (included in Exhibit 8.1).

23.4        Consent of KPMG, Tax Advisors (included in Exhibit 8.2).

24.1***     Power of Attorney (included on a signature page).

*           To be filed by amendment.

** Incorporated by reference from exhibits to the Company's Registration Statement on Form F-1 (File No. 333-8672) filed with the Commission on April 23, 1998.

***           Filed previously.

ITEM 10.UNDERTAKINGS.

A.   The undersigned registrant hereby undertakes:

      1. That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      2. That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      3. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14e-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
          Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information; and

      4. That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 9th day of May, 2003.

                                           ICON PLC

                                           By:/s/ Sean Leech
                                              ----------------------------------
                                                    Sean Leech
                                                    Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities on the 9th day of May, 2003.


NAME                                                CAPACITY
----                                                --------

  *                                          Chairman of the Board, Director
------------------------------------
Dr. John Climax


  *                                          Chief Executive Officer, Director
------------------------------------
Peter Gray


/s/ Sean Leech                               Chief Financial Officer, Chief
------------------------------------         Accounting Officer
Sean Leech


  *                                          Director
------------------------------------
Dr. Ronan Lambe


  *                                          Director
------------------------------------
Thomas Lynch


  *                                          Director
------------------------------------
Edward Roberts


  *                                          Director
------------------------------------
Lee Jones


/s/ William Taaffe                           Authorized Representative in the
------------------------------------         United States
William Taaffe


* Signed by Sean Leech as Attorney-in-Fact.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER    EXHIBIT
-------   -------

1***      Form of Underwriting Agreement

4.1** Deposit Agreement, dated as of May 20, 1998, between the Company, The Bank of New York and the holders from time to time of the Company's ADRs

4.2**     Form of Ordinary Share certificate.

4.3**     Form of ADR certificate (included in Exhibit 4.1).

4.4**     Registration Rights Agreement, dated as of December 12, 1997.

5.1 Opinion of A&L Goodbody Solicitors as to certain Company related matters.

8.1       Opinion of Cahill Gordon & Reindel LLP as to certain matters of U.S.
          taxation.

8.2 Opinion of KPMG, Tax Advisors, as to certain matters of Irish taxation.

23.1      Consent of KPMG, Chartered Accountants for the Company.

23.2      Consent of A&L Goodbody Solicitors (included in Exhibit 5.1).

23.3      Consent of Cahill Gordon & Reindel LLP (included in Exhibit 8.1).

23.4      Consent of KPMG, Tax Advisors (included in Exhibit 8.2).

24.1***   Power of Attorney (included on a signature page).

*         To be filed by amendment.

** Incorporated by reference from exhibits to the Company's Registration Statement on Form F-1 (File No. 333-8672) filed with the Commission on April 23, 1998.

***       Filed previously.